TRILOGY INTERNATIONAL PARTNERS INC.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018 AND 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Trilogy International Partners Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Trilogy International Partners Inc. (incorporated in British Columbia) and subsidiaries (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive loss, mezzanine equity and shareholders' (deficit) equity/members' deficit, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Grant Thornton LLP

We have served as the Company's auditor since 2007.

Seattle, Washington
March 27, 2019

TRILOGY INTERNATIONAL PARTNERS INC.
Consolidated Balance Sheets
(US dollars in thousands, except share amounts)

	Years Ended December 31,
	2018	2017
ASSETS
Current assets:
Cash and cash equivalents	$43,942	$47,093
Short-term investments	1,986	24,240
Accounts receivable, net	71,917	75,032
Equipment Installment Plan (“EIP”) receivables, net	22,165	17,190
Inventory	45,957	21,351
Prepaid expenses and other current assets	12,609	15,809
Total current assets	198,576	200,715
Property and equipment, net	394,841	415,628
License costs and other intangible assets, net	80,987	100,251
Goodwill	9,014	9,539
Long-term EIP receivables	21,216	14,799
Other assets	23,648	20,106

Total assets	$728,282	$761,038

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$36,717	$33,553
Construction accounts payable	26,834	26,271
Current portion of debt	8,293	10,705
Customer deposits and unearned revenue	16,995	20,769
Other current liabilities and accrued expenses	143,435	128,882
Total current liabilities	232,274	220,180

Long-term debt	498,532	496,547
Deferred income taxes	693	3,320
Other non-current liabilities	30,399	34,801
Total liabilities	761,898	754,848
Commitments and contingencies
Shareholders' (deficit) equity:
Common shares and additional paid in capital; no par value, unlimited authorized, 57,713,836 and 53,815,631 shares issued and outstanding	286	-
Accumulated deficit	(75,309)	(53,259)
Accumulated other comprehensive income	3,428	6,059
Total Trilogy International Partners Inc. shareholders' deficit	(71,595)	(47,200)
Noncontrolling interests	37,979	53,390
Total shareholders' (deficit) equity	(33,616)	6,190

Total liabilities and shareholders' (deficit) equity	$728,282	$761,038

On behalf of the Board:

/s/ Mark Kroloff	/s/ Alan Horn	/s/ Nadir Mohamed

Mark Kroloff	Alan Horn	Nadir Mohamed
Director	Director	Director

The accompanying notes are an integral part of these Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Consolidated Statements of Operations and Comprehensive Loss
(US dollars in thousands, except share and per share amounts)

	Years Ended December 31,
	2018	2017		2016

Revenues
Wireless service revenues	$500,327	$526,199		$524,740
Wireline service revenues	61,804	57,131		43,397
Equipment sales	221,610	178,836		178,772
Non-subscriber international long distance and other revenues	14,434	16,734		18,139
Total revenues	798,175	778,900		765,048

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	202,341	214,682		212,695
Cost of equipment sales	233,781	197,685		197,861
Sales and marketing	100,623	103,348		104,468
General and administrative	126,610	121,410		102,260
Depreciation, amortization and accretion	111,889	106,909		105,456
Loss on disposal and abandonment of assets	1,346	682		609
Total operating expenses	776,590	744,716		723,349
Operating income	21,585	34,184		41,699

Other (expenses) income
Interest expense	(45,913)	(59,754)		(69,055)
Change in fair value of warrant liability	6,361	9,053		-
Debt modification and extinguishment costs	(4,192)	(6,689)		(3,802)
Other, net	(4,682)	1,329		(1,765)
Total other expenses, net	(48,426)	(56,061)		(74,622)
Loss from continuing operations before income taxes	(26,841)	(21,877)		(32,923)
Income tax expense	(4,889)	(8,181)		(7,642)
Loss from continuing operations	(31,730)	(30,058)		(40,565)
Gain from discontinued operations, net of tax	-	-		50,303
Net (loss) income	(31,730)	(30,058)		9,738
Less: Net loss (income) attributable to noncontrolling interests and prior controlling interest	11,525	14,721		(9,738)
Net loss attributable to Trilogy International Partners Inc.	$(20,205)	$(15,337)		$-

Comprehensive (loss) income
Net (loss) income	$(31,730)	$(30,058)		$9,738
Other comprehensive (loss) income:
Foreign currency translation adjustments	(6,335)	3,198		1,816
Net (loss) gain on derivatives and short-term investments	(3)	106		710
Other comprehensive (loss) income	(6,338)	3,304		2,526
Comprehensive (loss) income	(38,068)	(26,754)		12,264
Comprehensive loss (income) attributable to noncontrolling interests and prior controlling interest	14,957	9,928		(12,264)
Comprehensive loss attributable to Trilogy International Partners Inc.	$(23,111)	$(16,826)		$-

Net loss attributable to Trilogy International Partners Inc. per share:
Basic (see Note 13 - Earnings per Share)	$(0.38)	$(0.34	)(1)
Diluted (see Note 13 - Earnings per Share)	$(0.39)	$(0.41	)(1)
(1)For the period from February 7, 2017 through December 31, 2017

Weighted average common shares:
Basic	53,678,914	44,692,369
Diluted	82,193,501	81,750,658

The accompanying notes are an integral part of these Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Consolidated Statement of Mezzanine Equity and Shareholders' (Deficit) Equity/Members' Deficit
(US dollars in thousands, except shares)

	Trilogy International Partners LLC				Trilogy International Partners Inc.
	Members'										Total
	Investment		Accumulated						Accumulated		shareholders'
	and		Other		Common Shares		Additional		Other	Non-	(deficit) equity/
	Mezzanine	Accumulated	Comprehensive	Noncontrolling			Paid In	Accumulated	Comprehensive	Controlling	members
	Equity	Deficit	Income (Loss)	Interests	Shares	Amount	Capital	Deficit	Income (Loss)	Interest	deficit
Balance, December 31, 2015	$371,349	$(600,249)	$4,270	$67,574	-	$-	$-	$-	$-	$-	$(157,056)
Net income	-	2,108	-	7,630	-	-	-	-	-	-	9,738
Other comprehensive income	-	-	1,836	690	-	-	-	-	-	-	2,526
Member contribution	5,000	-	-	-	-	-	-	-	-	-	5,000
Dividend to noncontrolling interest	-	-	-	(7,116)	-	-	-	-	-	-	(7,116)
Changes in noncontrolling interests	(3,791)	-	45	1,769	-	-	-	-	-	-	(1,977)
Balance, December 31, 2016	372,558	(598,141)	6,151	70,547	-	-	-	-	-	-	(148,885)
Trilogy LLC loan conversion	(4,528)	-	98	4,430	-	-	-	-	-	-	-
Net (loss) income through Arrangement date	-	(2,703)	-	1,637	-	-	-	-	-	-	(1,066)
Other comprehensive income through Arrangement date	-	-	4,126	2,269	-	-	-	-	-	-	6,395
Member contribution	1,400	-	-	-	-	-	-	-	-	-	1,400
Changes in noncontrolling interest	-	-	-	143	-	-	-	-	-	-	143
Balance prior to Arrangement with Alignvest	369,430	(600,844)	10,375	79,026	-	-	-	-	-	-	(142,013)
Share exchange with 2degrees noncontrolling interests	4,785	-	1,528	(7,713)	-	-	-	-	-	-	(1,400)
Sale of common shares	-	-	-	-	44,177,149	-	202,159	-	-	-	202,159
Purchase of Trilogy LLC units by TIP Inc., net of issuance costs	191,449	-	-	-	-	-	(199,287)	-	-	-	(7,838)
Initial allocation of noncontrolling interest of Trilogy LLC C units (redeemable units)	(565,664)	600,844	(11,903)	(71,313)	-	-	(2,872)	(15,780)	6,311	60,377	-
Share purchase warrants reclassified to liability	-	-	-	-	-	-	-	(15,298)	-	-	(15,298)
Dividend declared on March 21, 2017	-	-	-	-	17,416	-	125	(662)	-	-	(537)
Equity-based compensation	-	-	-	-	-	-	1,711	-	-	1,764	3,475
Net loss from Arrangement date to December 31, 2017	-	-	-	-	-	-	-	(15,337)	-	(13,655)	(28,992)
Other comprehensive loss from Arrangement date to December 31, 2017	-	-	-	-	-	-	-	-	(1,489)	(1,602)	(3,091)
Redemption of Trilogy LLC C units and other	-	-	-	-	9,621,066	-	(1,836)	(6,182)	1,237	6,506	(275)
Balance, December 31, 2017	-	-	-	-	53,815,631	-	-	(53,259)	6,059	53,390	6,190
Dividends declared	-	-	-	-	34,734	-	115	(851)	-	(6,837)	(7,573)
Equity-based compensation	-	-	-	-	-	-	3,350	-	-	2,635	5,985
Issuance of shares related to RSUs, net of employee tax withholding	-	-	-	-	357,684	-	(237)	-	9	78	(150)
Net loss	-	-	-	-	-	-	-	(20,205)	-	(11,525)	(31,730)
Other comprehensive loss	-	-	-	-	-	-	-	-	(2,906)	(3,432)	(6,338)
Redemption of Trilogy LLC C units and other	-	-	-	-	3,505,787	-	(2,942)	(994)	266	3,670	-
Balance, December 31, 2018	$-	$-	$-	$-	57,713,836	$-	$286	$(75,309)	$3,428	$37,979	$(33,616)

The accompanying notes are an integral part of these Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Consolidated Statements of Cash Flows
(US dollars in thousands)

	Years Ended December 31,
	2018	2017	2016
Operating activities:
Net (loss) income	$(31,730)	$(30,058)	$9,738
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Provision for doubtful accounts	12,790	15,911	7,928
Depreciation, amortization and accretion	111,889	106,909	105,472
Equity-based compensation	5,856	2,853	2,706
Loss on disposal and abandonment of assets	1,346	682	613
Non-cash interest expense, net	3,257	3,468	4,517
Settlement of cash flow hedges	(1,371)	(1,602)	(1,836)
Change in fair value of warrant liability	(6,361)	(9,053)	-
Debt modification and extinguishment costs	4,192	6,689	3,802
Non-cash loss from change in fair value on cash flow hedges	1,362	1,621	1,475
Unrealized loss (gain) on foreign exchange transactions	1,404	982	(1,775)
Deferred income taxes	(2,612)	529	(3,951)
Gain on disposal of discontinued operations	-	-	(52,792)
Changes in operating assets and liabilities:
Accounts receivable	(10,292)	(18,747)	(13,489)
EIP receivables	(14,687)	1,356	(4,588)
Inventory	(25,783)	(105)	3,790
Prepaid expenses and other current assets	2,400	3,782	896
Other assets	(4,339)	(3,432)	(509)
Accounts payable	3,857	(8,987)	(5,736)
Other current liabilities and accrued expenses	26,564	(5,512)	(2,316)
Customer deposits and unearned revenue	(3,140)	(2,273)	(4,978)
Net cash provided by operating activities	74,602	65,013	48,967

Investing activities:
Purchase of property and equipment	(82,924)	(92,352)	(107,780)
Maturities and sales of short-term investments	33,157	23,931	-
Purchase of short-term investments	(10,935)	(48,088)	-
Purchase of spectrum licenses and other additions to license costs	(714)	(3,279)	(2,636)
Proceeds from the sale of Trilogy Dominicana, net of cash sold of $875	-	-	28,723
Changes in restricted cash and other, net	(119)	582	7,421
Net cash used in investing activities	(61,535)	(119,206)	(74,272)

Financing activities:
Proceeds from debt	343,723	514,485	581,167
Payments of debt	(338,769)	(613,487)	(582,039)
Dividends to shareholders and noncontrolling interest	(7,573)	(537)	(7,116)
Debt issuance, modification and extinguishment costs	(6,892)	(9,151)	(7,577)
Payments of financed license obligation	(6,233)	(10,393)	-
Other, net	(150)	-	-
Proceeds from equity issuance, net of issuance costs	-	199,267	(4,947)
Purchase of shares from noncontrolling interest	-	(1,675)	(3,567)
Capital contributions from equity holders	-	1,400	5,000
Net cash (used in) provided by financing activities	(15,894)	79,909	(19,079)

Net (decrease) increase in cash and cash equivalents	(2,827)	25,716	(44,384)

Cash and cash equivalents, beginning of period (1)	47,093	21,154	64,993

Effect of exchange rate changes	(324)	223	545

Cash and cash equivalents, end of period	$43,942	$47,093	$21,154

(1)Includes cash and cash equivalents reclassified to assets held for sale of $1,142 as of January 1, 2016.

The accompanying notes are an integral part of these Consolidated Financial Statements

NOTE 1 – DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

On February 7, 2017, Trilogy International Partners LLC (“Trilogy LLC”), a Washington limited liability company, and Alignvest Acquisition Corporation (“Alignvest”), completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016, the “Arrangement Agreement”). Alignvest, a special purpose acquisition corporation (“SPAC”), was incorporated under the Business Corporations Act of Ontario (“OBCA”) on May 11, 2015 for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar transaction involving Alignvest, referred to as its “qualifying acquisition”. The consummation of the Arrangement with Trilogy LLC represented Alignvest’s qualifying acquisition. At the effective time of the Arrangement, Alignvest’s name was changed to Trilogy International Partners Inc. (“TIP Inc.” and together with its consolidated subsidiaries, the “Company”). Immediately following the completion of the Arrangement, TIP Inc. was continued out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the Business Corporation Act (British Colombia) (“BCBCA”). For accounting purposes, the Arrangement was treated as a “reverse acquisition” and recapitalization; therefore, Trilogy LLC was considered the accounting acquirer of TIP Inc. Accordingly, Trilogy LLC’s historical financial statements as of the period ended and for the periods ended prior to the acquisition are presented as the historical financial statements of TIP Inc. prior to the date of the acquisition. As a result of the Arrangement, TIP Inc., through a wholly owned subsidiary, obtained a controlling interest in and thus consolidates Trilogy LLC.

To effect the Arrangement, the following organizational transactions occurred prior to or concurrent with the consummation of the Arrangement:

  On January 9, 2017, Trilogy LLC converted an outstanding intercompany loan to its New Zealand subsidiary, Two Degrees Mobile Limited (“2degrees”), into 10,920,280 shares of 2degrees in full repayment of the outstanding $13.9 million loan balance. The conversion increased Trilogy LLC’s ownership in 2degrees by 1% from 62.9% to 63.9%. The carrying amounts of the noncontrolling interest attributable to 2degrees were adjusted to reflect the change in ownership interests.
  On February 7, 2017, Trilogy LLC indirectly acquired noncontrolling interests in 2degrees in exchange for common shares of TIP Inc. (the “Common Shares”) and $1.4 million in cash. The transaction increased Trilogy LLC’s ownership in 2degrees from 63.9% to 73.3%. The carrying amounts of the noncontrolling interests attributable to 2degrees were adjusted to reflect the change in ownership interests.
  Trilogy LLC’s equity structure was recapitalized into 157,339,668 Trilogy LLC Class A Units (the “Class A Units”), 44,177,149 Trilogy LLC Class B Units (the “Class B Units”) and 39,142,787 Trilogy LLC Class C Units (the “Class C Units”). The Class A Units have nominal economic value, and represent 100% of the voting rights in Trilogy LLC and do not participate in any appreciation in the value of Trilogy LLC. The Class B and Class C Units possess the economic interests in Trilogy LLC. The recapitalization was effected through amendments to the Trilogy LLC amended and restated Limited Liability Company Agreement (the “Trilogy LLC Agreement”).
  Trilogy LLC issued the new Class A Units and Class B Units to wholly owned subsidiaries of TIP Inc. in exchange for $199.3 million of cash, representing the remaining proceeds from TIP Inc.’s 2015 initial public offering along with private placements that closed concurrently with the Arrangement, net of certain redemptions and expenses of TIP Inc. As a result of the exchange, TIP Inc. acquired, directly or indirectly, all the voting interests and a 53.0% equity interest in Trilogy LLC. The number of Class B Units issued and outstanding is equal to, and at all times is required to be equal to, the number of outstanding Common Shares of TIP Inc. See Note 12 – Equity.
  The Class C Units were issued to the legacy equity holders of Trilogy LLC and can be redeemed by the holders thereof for, at Trilogy LLC’s option, Common Shares on a one-for-one basis or for cash equal to the fair market value of Common Shares as of the date of redemption. The redemption rights of the Class C Unit holders were subject to lock-up provisions of up to 24 months from the date of consummation of the Arrangement, February 7, 2017, all of which have expired. See Note 20 – Subsequent Events. The economic interest of the Class C Units is pro rata to those of the Class B Units which are held by a wholly owned subsidiary of TIP Inc. Upon completion of the Arrangement, the Class C Unit holders had a 47.0% equity interest in Trilogy LLC. As a result of the arrangement, TIP Inc., through a wholly owned subsidiary, obtained a controlling interest in and consolidates Trilogy LLC. A noncontrolling interest is recorded in the consolidated TIP Inc. financial statements for the Class C Unit holders’ interests in Trilogy LLC.
  TIP Inc.’s authorized capital was amended to create one special voting share (the “Special Voting Share”) and an unlimited number of Common Shares. The Special Voting Share was issued to the trustee under a voting trust agreement and entitles the Class C Unit holders to exercise their voting rights in TIP Inc. on an as converted basis. Holders of Common Shares and the Special Voting Share vote together as a single class of shares.

  The 13,402,685 share purchase warrants of Alignvest were deemed to be amended to be share purchase warrants to acquire Common Shares. Additionally, the warrants were reclassified from equity to a liability, as the warrants were determined to be written options not indexed to Common Shares. See Note 12 – Equity.
  As a result of the transaction, TIP Inc. is subject to income tax in both the U.S. and Canada. The losses generated by TIP Inc. from the date of the Arrangement are offset by a full valuation allowance.

As a result of these organizational transactions and the consummation of the Arrangement, TIP Inc. owns and controls a majority stake in Trilogy LLC. Trilogy LLC is a provider of wireless voice and data communications in New Zealand and Bolivia including local, international long distance (“ILD”) and roaming services, for both customers and international visitors roaming on its networks. Trilogy LLC’s services are provided under Global System for Mobile Communications (“GSM” or “2G”), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (“3G”), and Long Term Evolution (“LTE”), a widely deployed fourth generation service (“4G”), technologies. Trilogy LLC also provides fixed broadband communications to residential and enterprise customers in New Zealand.

Below is a brief summary of each of the Company’s operations:

New Zealand:
2degrees was formed under the laws of New Zealand on February 15, 2001. 2degrees holds spectrum licenses to provide nationwide wireless communication services. A portion of these licenses expire in 2021 while others expire in 2031. 2degrees launched commercial operations in 2009 as the third operator in New Zealand. 2degrees provides voice, data and long distance services to its customers over 3G and 4G networks. 2degrees also maintains inbound visitor roaming and international outbound roaming agreements with various international carriers. 2degrees offers its mobile communications services through both prepaid and postpaid payment plans. Commencing in 2015, 2degrees began offering fixed broadband communications services to residential and enterprise customers.

As of December 31, 2018, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in 2degrees was 73.3% .

Bolivia:
Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”) was formed under the laws of Bolivia in November, 1999 to engage in Personal Communication Systems (“PCS”) operations. NuevaTel was awarded its first PCS license in 1999 and commenced commercial service in November 2000 under the brand name Viva. NuevaTel operates a GSM network along with 3G and 4G networks. These networks provide voice and data services, including high-speed Internet, messaging services and application and content downloads. NuevaTel offers its services through both prepaid and postpaid payment plans, although the majority of NuevaTel’s subscribers pay on a prepaid basis. In addition to voice and data services, NuevaTel offers public telephony services. NuevaTel’s public telephony service utilizes wireless pay telephones located in stores and call centers that are owned and managed by NuevaTel resellers.

As of December 31, 2018, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in NuevaTel was 71.5% .

Basis of Presentation and Principles of Consolidation

The Company’s Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company consolidates majority-owned subsidiaries over which it exercises control, as well as variable interest entities (“VIEs”) where it is deemed to be the primary beneficiary and thus VIEs are required to be consolidated in our financial statements. All significant intercompany transactions and accounts have been eliminated in consolidation for all periods presented.

Certain amounts relating to the amortization of imputed discount on Equipment Installment Plan (“EIP”) receivables have been reclassified in prior periods. Amortization of imputed discount has been reclassified from Other, net to Non-subscriber international long distance and other revenues on our Consolidated Statements of Operations and Comprehensive Loss, to conform to the current year’s presentation. See “EIP Receivables” below.

The Company has two reportable segments, New Zealand and Bolivia. Unallocated corporate operating expenses, which pertain primarily to corporate administrative functions that support the segments, but are not specifically attributable to or managed by any segment, are presented as a reconciling item between total segment results and consolidated financial results. Additional details on our reportable segments are included in Note 18 – Segment Information.

Significant Accounting Policies

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the amounts of revenues and expenses reported for the periods presented. Certain estimates require difficult, subjective or complex judgments about matters that are inherently uncertain. Actual results could differ from those estimates.

Examples of significant estimates include the allowance for doubtful accounts, the useful lives of property and equipment, amortization periods for intangible assets, fair value of financial instruments and equity-based compensation, imputed discount on equipment installment receivables, cost estimates for asset retirement obligations, deferred income taxes, fair value measurements related to goodwill, spectrum licenses and intangibles, projections used in impairment analysis, evaluation of minimum operating lease terms, the allocation of purchase price in connection with business combinations and the period for recognizing prepaid and postpaid revenues based on breakage.

The Company records estimated revenue for rollover services (unused credit carried from month to month for up to 12 billing cycles) that is not expected to be used by its customers. These estimates are based primarily on rate plans in effect and our historical usage and billing patterns. In the third quarter of 2016, as a result of changes in rate plans and offerings and the related impacts on vendor-specific objective evidence as used for values applied to rollover balances (primarily for data services), the Company recorded a $1.7 million increase in Wireless service revenues offset by a reduction to Customer deposits and unearned revenues, as a change in estimate.

Cash and Cash Equivalents:

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less at the acquisition date or with a variable rate which can be liquidated on demand. The balance of cash and cash equivalents held by our consolidated subsidiaries was $39.3 million and $37.7 million, of which $12.1 million and $3.2 million was held by 2degrees and $27.0 million and $34.4 million was held by NuevaTel, as of December 31, 2018 and 2017, respectively.

Short-term Investments:

The Company’s short-term investments, consisting primarily of U.S. Treasury securities and commercial paper with original maturities of more than three months from the date of purchase, are considered available-for-sale (“AFS”) and reported at fair value. The net unrealized gains and losses on AFS investments are reported as a component of Other comprehensive income or loss. Realized gains and losses on AFS investments are determined using the specific identification method and included in Other, net. Gross unrealized holding gains (losses) were insignificant for the years ended December 31, 2018 and 2017. There were no short-term investments in the year ended December 31, 2016.

Restricted Cash:

The Company classifies cash as restricted when the cash is unavailable for use in general operations. These balances are reclassified to Cash and cash equivalents when the underlying obligation is satisfied, or in accordance with the governing agreement. Restricted cash expected to become unrestricted during the next twelve months is recorded in current assets. The Company had $0.5 million and $0.7 million of restricted cash included in Prepaid expenses and other current assets and Other assets within the Consolidated Balance Sheets as of December 31, 2018 and 2017, respectively. The restricted cash balances consisted primarily of cash balances held as collateral for performance obligations under certain contracts with suppliers.

Accounts Receivable, net:

Accounts receivable consist primarily of amounts billed and due from customers, other wireless service providers, and dealers (“third party retail channels”) and are generally unsecured. Local interconnection and telecom cooperative receivables due from other wireless service providers represented $28.9 million and $27.0 million of Accounts receivable, net at December 31, 2018 and 2017, respectively. Interconnection receivables and payables are reported on a gross basis on the Consolidated Balance Sheets and on the Consolidated Statements of Cash Flows as there is no legal right to offset these amounts, consistent with the presentation of related interconnection revenues and expenses on the Consolidated Statements of Operations and Comprehensive Loss.

Management makes estimates of the uncollectability of its accounts receivable. In determining the adequacy of the allowance for doubtful accounts, management analyzes historical experience and current collection trends, known troubled accounts, receivable aging and current economic trends. The Company writes off account balances against the allowance for doubtful accounts when collection efforts are unsuccessful. Provisions for uncollectible receivables are included in General and administrative expenses. The allowance for doubtful billed accounts was $6.3 million and $9.3 million as of December 31, 2018 and 2017, respectively.

EIP Receivables:

In New Zealand, the Company offers certain wireless customers the option to pay for their handset in installments over a period of up to 36 months using an EIP. In Bolivia, in 2018, the Company began offering to certain wireless subscribers the option to pay for their handsets in installments over a period of 18 months using an EIP. The amounts recorded as EIP receivables at the end of each period represent EIP receivables for which invoices were not yet generated for the customer (“unbilled”). Invoiced EIP receivables (“billed”) are recorded in the Accounts receivable, net balance, consistent with other outstanding customer trade receivables. In New Zealand, the Company assesses the credit quality of each EIP applicant and applicants representing the greatest risk of default are not permitted to participate in an EIP. Customers considered to be high risk are required to participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments. In Bolivia, the Company offers installment plans only to subscribers with a low delinquency risk based on the Company’s credit analysis and the customer’s income level. All of the Company’s EIP customers are required to make a down payment for a handset. The current portion of EIP receivables is included in Equipment installment plan receivables, net and the long-term portion of EIP receivables is included in Long-term equipment installment plan receivables on our Consolidated Balance Sheets.

At the time of sale of handsets under installment plans, we impute risk adjusted interest on the receivables associated with EIPs. Historically, we recorded this imputed discount as a reduction of equipment sales and the imputed interest was deferred and included within EIP receivables, net on our Consolidated Balance Sheets. The imputed discount was amortized to interest income over the term of the EIP contract in Other, net on our Consolidated Statements of Operations and Comprehensive Loss. Beginning with the second quarter of 2018, the amortization of imputed discount on EIP receivables has been reclassified from Other, net and is now included as a component of Non-subscriber international long distance and other revenues on our Consolidated Statements of Operations and Comprehensive Loss. This presentation provides a clearer representation of amounts earned from the Company’s ongoing operations and aligns with industry practice thereby enhancing comparability. We applied this reclassification to all periods presented. Amortization of imputed discount included within Non-subscriber international long distance and other revenues was $2.4 million, $2.1 million and $1.6 million for the years ended December 31, 2018, 2017 and 2016, respectively. This change had no impact on net loss for any period presented.

The Company establishes an allowance for EIP receivables to cover probable and reasonably estimated losses. The estimate of allowance for doubtful accounts considers a number of factors, including collection experience, receivable aging, customer credit quality and other qualitative factors including macro-economic factors. The Company monitors the EIP receivable balances and writes off account balances if collection efforts are unsuccessful and future collection is unlikely. See Note 5 – EIP Receivables for additional information as it relates to the allowance for doubtful accounts specifically attributable to EIP receivables.

Inventories:

Inventory consists primarily of wireless devices and accessories. Cost is determined by the first-in, first-out (“FIFO”) method and weighted average cost method which has historically approximated the FIFO method. Subsequent measurement of inventory is determined using the cost and net realizable value test. Net realizable value is determined using the estimated selling price in the ordinary course of business. The Company records inventory write-downs to net realizable value for obsolete and slow-moving items based on inventory turnover trends and historical experience.

Handset costs in excess of the revenues generated from handset sales, or handset subsidies, are expensed at the time of sale. The Company does not recognize the expected handset subsidies prior to the time of sale because the promotional discount decision is made at the point of sale and/or because the Company expects to recover the handset subsidies through service revenues.

For certain inventories held by a third-party distribution and logistics company located in New Zealand, the Company records inventories on our Consolidated Balance Sheets, with a corresponding increase to Other current liabilities and accrued expenses. The third-party distribution and logistics company purchases the inventory from various equipment manufacturers on behalf of and at the direction of 2degrees, with 2degrees specifying the purchase price, timing of purchase, and type and quantity of handsets. Therefore, the Company records the inventory once risk of loss is assumed in connection with the transfer from the manufacturers to the third-party distribution and logistics company.

Property and Equipment:

Property and equipment is recorded at cost or fair value for assets acquired as part of business combinations and depreciation is calculated on a straight-line method over the estimated useful lives of the assets. Estimated useful lives are generally as follows: (i) buildings range from 28 to 50 years; (ii) wireless communications systems range from 2 to 20 years; and (iii) furniture, equipment, vehicles and software range from 2 to 17 years. Leasehold improvements are recorded at cost and depreciated over the lesser of the term of the lease or the estimated useful life. Costs of additions and major replacements and improvements are capitalized. Repair and maintenance expenditures which do not enhance the asset’s functionality or extend the asset’s useful life are charged to operating expenses as incurred. Construction costs, labor and overhead incurred in the expansion or enhancement of the Company’s networks are capitalized. Capitalization commences with pre-construction period administrative and technical activities, which may include obtaining leases, zoning approvals and building permits, and ceases at the point at which the asset is ready for its intended use and placed in service. Upon sale or retirement of an asset, the related costs and accumulated depreciation are removed from the balance sheet accounts and any gain or loss is recognized. Assets under construction are not depreciated until placed in service.

Interest expense incurred during the construction phase of the Company’s wireless networks is capitalized as part of property and equipment until assets are placed into service. Capitalized interest costs are amortized over the estimated useful lives of the related assets. Capitalized interest for the years ended December 31, 2018, 2017 and 2016 was $1.2 million, $1.1 million and $1.7 million, respectively.

In July 2018, 2degrees updated the terms and conditions of the fixed broadband agreements with residential customers. The agreements with new subscribers, starting on July 1, 2018, state that 2degrees will assume ownership of customer premises equipment, i.e., modems, and lease such equipment to these subscribers. As such, in accordance with the applicable accounting guidance for leases, the Company has reclassified its customer premises equipment from Inventory to Equipment on its Consolidated Balance Sheets as of December 31, 2018. Depreciation for the customer premises equipment is calculated on a straight-line basis over the estimated useful life of three years. The lease revenues associated with these agreements are not significant for the year ended December 31, 2018 and the Company has included the lease revenues in Wireline service revenues on its Consolidated Statements of Operations and Comprehensive Loss.

The Company capitalizes certain costs incurred in connection with developing or acquiring internal use software. Capitalization of software costs commences once selection of a specific software project has been made and the Company approves and commits to funding the project. Capitalized costs include direct development costs associated with internal use software, including internal direct labor costs and external costs of materials and services. Capitalized software costs are included in Property and equipment, net and amortized on a straight-line basis over the estimated useful life of the asset. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

The Company records an asset retirement obligation (“ARO”) for the fair value of legal obligations associated with the retirement of tangible long-lived assets and a corresponding increase in the carrying amount of the related asset in the period in which the obligation is incurred. These obligations primarily pertain to the Company’s legal obligations related to network infrastructure, principally tower and related assets, and include obligations to remediate leased land on which the Company’s network infrastructure assets are located. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, any difference between the recorded ARO liability and the actual retirement costs incurred is recognized as an operating gain or loss in the Consolidated Statement of Operations and Comprehensive Loss.

The significant assumptions used in estimating the Company’s ARO include the following: a probability that the Company’s leases with ARO will be remediated at the lessor’s directive; expected settlement dates that coincide with lease expiration dates plus estimated lease extensions; remediation costs that are indicative of what third party vendors would charge the Company to remediate the sites; expected inflation rates that are consistent with historical inflation rates; and credit-adjusted risk-free interest rates which approximate the Company’s incremental borrowing rates.

License Costs and Other Intangible Assets:

Intangible assets consist primarily of wireless spectrum licenses in foreign markets, tradenames and subscriber relationships. License costs primarily represent costs incurred to acquire wireless spectrum licenses in foreign markets, which are recorded at cost, and the value attributed to wireless spectrum licenses acquired in business combinations. Amortization begins with the commencement of service to customers using the straight-line method. The license costs are amortized over 7 to 20 years, which correspond with the expiration dates of the licenses as issued by the regulators. Licenses, subject to certain conditions, are usually renewable and are generally non-exclusive. When determining the useful life of a license, management generally does not consider renewal periods since there is no certainty that a license will be renewed without significant cost (or at no cost).

Subscriber relationships were acquired as part of the acquisition in New Zealand of our fixed broadband communications services provider, Snap Limited, in 2015 and relate to established relationships with residential and enterprise customers through contracts for fixed broadband services. Subscriber relationships are amortized over the estimated useful life of 7 years using an accelerated method, which we believe best reflects the estimated pattern in which the economic benefits of the assets will be consumed.

Impairment of Long-Lived Assets:

The Company evaluates its long-lived assets, including intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Asset groups are determined at the lowest level for which identifiable cash flows are largely independent of cash flows of other groups of assets and liabilities. When the carrying amount of a long-lived asset group is not fully recoverable and exceeds its fair value, an impairment loss is recognized equal to the excess of the asset group’s carrying value over the estimated fair value. We determine fair values by using a combination of comparable market values, estimated future discounted cash flows and appraisals, as appropriate. There were no events or changes in circumstances that indicated impairment would be recorded for long-lived assets for the fiscal years ended December 31, 2018, 2017 and 2016.

Goodwill:

Goodwill is the excess of the cost of an acquisition of businesses over the fair value of the net identifiable assets acquired as of the acquisition date. The Company reviews goodwill for impairment annually and also during interim periods if events or changes in circumstances indicate the occurrence of a triggering event. During the fourth quarter of fiscal year 2018, we changed the date of our annual impairment test from December 31 to November 30 to align more effectively with the timing of our annual reporting requirements and other administrative processes. We believe the change did not delay, accelerate, or avoid an impairment charge and does not result in adjustments to our financial statements when applied retrospectively. Effective December 31, 2017, we prospectively adopted accounting guidance that simplifies our goodwill impairment testing by eliminating the requirement to calculate the implied fair value of goodwill (formerly “step two”) in the event that an impairment is identified. Instead, an impairment charge is recorded based on the excess of the reporting unit’s carrying amount over its fair value. We may first elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the goodwill impairment test. If we do not perform a qualitative assessment, or if the qualitative assessment indicates it is more likely than not that the fair value of the single reporting unit is less than its carrying amount, goodwill is tested for impairment. If the Company determines the fair value of the reporting unit is less than its carrying amount, a goodwill impairment loss is recognized for the difference. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. Generally fair value is determined by a multiple of earnings based on the guideline publicly traded business method or discounting projected future cash flows based on management’s expectations of the current and future operating environment. There were no goodwill impairment charges required for any periods presented.

Derivative Instruments and Hedging Activities:

We employ risk management strategies, which may include the use of interest rate swaps, cross-currency swaps and forward exchange contracts. We do not hold or enter into derivative instruments for trading or speculative purposes.

Derivatives are recognized in the Consolidated Balance Sheets at fair value. Changes in the fair values of derivative instruments designated as “cash flow” hedges, to the extent the hedges are highly effective, are recorded in Other comprehensive (loss) income. Derivative instruments not qualifying for hedge accounting or ineffective portions of cash flow hedges, if any, are recognized in current period earnings. The Company assesses, both at inception of the hedge and on an ongoing basis, whether derivatives used as hedging instruments are highly effective in offsetting the changes in the fair value or cash flow of the hedged items. If it is determined that a derivative is not highly effective as a hedge or ceases to be highly effective, the Company discontinues hedge accounting prospectively. As of December 31, 2018 and 2017, no derivative instruments were designated for hedge accounting.

Fair Value Measurements:

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

Warrant Liability:

TIP Inc.’s outstanding warrants are recorded as a liability, as the warrants are written options that are not indexed to Common Shares. The warrant liability is recorded in Other current liabilities and accrued expenses on the Company’s Consolidated Balance Sheets. The offsetting impact is reflected within Accumulated deficit as a result of the reduction of Additional paid in capital to zero with the allocation of opening equity due to the Arrangement. The amount of the warrant liability was $0.1 million and $6.6 million as of December 31, 2018 and 2017, respectively. Any change in fair value of these warrants due to a change in their price during the reporting period is recorded as Change in fair value of warrant liability on the Company’s Consolidated Statements of Operations and Comprehensive Loss. The fair value of the warrant liability is determined each period by utilizing the number of warrants outstanding and the closing trading value of the warrants as of the reporting date. The change in fair value of the warrant liability was a non-cash gain of $6.4 million and $9.1 million for the years ended December 31, 2018 and 2017, respectively. Additionally, because the warrants are denominated in Canadian dollars, there were immaterial changes in the warrant liability during the periods due to the impact of changes in the exchange rate with United States dollar.

Mezzanine Equity:

Three pre-Arrangement Trilogy LLC unit holders had been granted rights to cause Trilogy LLC, under certain circumstances, to repurchase their equity interests in Trilogy LLC. The Company had recorded these units in the mezzanine equity section of the Consolidated Balance Sheet as of December 31, 2016. To give effect to the consummation of the Arrangement on February 7, 2017, the Trilogy LLC Agreement was amended and restated and those rights were eliminated and thus these interests were reclassified from mezzanine equity to equity in the first quarter of 2017.

Required Distributions:

Trilogy LLC is required to make quarterly distributions to its members on a pro rata basis in accordance with each member’s ownership interest in amounts sufficient to permit members to pay the tax liabilities resulting from allocations of income tax items from Trilogy LLC. Trilogy LLC was in a net taxable loss position for the years ended December 31, 2018, 2017 and 2016; therefore, no tax distributions were made to its members related to these tax years.

Revenue Recognition:

Wireless service revenues are primarily derived from providing access to and usage of the Company’s wireless networks. In general, access revenues from wireless postpaid customers are billed in arrears and recognized over the period that the corresponding services are rendered to customers. Wireless service revenues derived from usage of the Company’s networks, including voice, data, roaming and long-distance revenues, are recognized when the services are provided. As a result of the cutoff times of our multiple billing cycles each month, we are required to estimate the amount of subscriber revenues earned but not billed from the end of each billing cycle to the end of each reporting period. The Company also records estimated wireless service revenues for rollover services (unused credit carried from month to month for up to 12 billing cycles) that are not expected to be used. These estimates are based primarily on rate plans in effect and our historical usage and billing patterns.

Prepaid wireless services sold to customers are recorded as unearned revenue prior to the commencement of services; revenue is recognized when the services are used or expire. When prepaid service credits are not subject to expiration, the Company estimates breakages (cash consideration received for prepaid services but never expected to be redeemed by customers) based upon historical usage trends. The Company’s policy is to recognize revenue for estimated breakage when there is a remote likelihood that the balance of prepaid services will be redeemed.

Interconnection revenues are generated when calls from other operators terminate on the Company’s networks and are recognized in the period the termination occurs.

Equipment sales consist principally of revenues from the sale of wireless handsets and accessories to subscribers and dealers. Equipment sales, including those on an EIP, are recognized when the products are delivered to the customer or dealer. The revenues and related expenses associated with the sale of wireless handsets and accessories through our indirect sales channels are recognized when the products are delivered and accepted by the dealer, including when products are provided by the third-party distributor, as this is considered to be a separate earnings process from the sale of wireless services and probability of collection is likely.

The Company has determined that the sale of wireless services through its direct sales channels with an accompanying handset constitutes a revenue arrangement with multiple deliverables. The Company accounts for these arrangements as separate units of accounting, including the wireless service and handset. For these multiple element arrangements, the Company must: (1) determine whether and when each element has been delivered; (2) determine relative selling price of each element using the selling price hierarchy of vendor-specific objective evidence of selling price, third party evidence, or the Company’s best estimate of selling price, as applicable; and (3) allocate the total price among the various elements based on the relative selling price method. The revenue allocated to the multiple revenue streams is based on the relative selling price to the total consideration from the sale. Consideration allocated to the handset is recognized as equipment sales when the handset is delivered and accepted by the subscriber. Consideration allocated to the wireless service is recognized as service is rendered.

We also earn revenues from our wireline subscribers. These revenues are based upon usage of our network and facilities, contract fees and equipment sales. In general, fixed monthly fees for services are billed one month in advance and are recognized when earned. Revenues from services that are not fixed in amount and are based on usage are generally billed in arrears and recognized when service is rendered. We sell each of these services separately and each product or service has a standalone selling price. When equipment is sold separately from services, revenue is recognized upon delivery to the customer. When equipment is sold as part of a managed service, revenue is recognized over the contract period.

Customer Sales Incentives:

The Company periodically provides incentive offers to its customers to encourage purchases. Such offers include current discount offers (e.g., percentage discounts off current purchases), inducement offers (e.g., offers for future discounts subject to a minimum current purchase), and commissions. Current discount offers, when accepted by customers, are treated as a reduction to the purchase price of the related transaction, while inducement offers, when accepted by customers, are treated as a reduction to purchase price based on estimated future redemption rates. Redemption rates are estimated using the Company’s historical experience for similar inducement offers. Current discount offers and commissions are presented as a reduction to revenues unless the Company receives, or will receive, an identifiable benefit in exchange for the consideration, and the fair value of such benefit can be reasonably estimated.

Pass Through Taxes:

The Company presents taxes imposed by governmental authorities on revenue-producing transactions between us and our customers on a net basis.

Advertising Costs:

The Company expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 2018, 2017 and 2016 were $20.9 million, $19.5 million and $19.0 million, respectively.

Operating Leases:

The Company’s cell sites are typically situated on leased property including land, towers and rooftop locations. The Company’s retail stores, distribution facilities, office spaces and certain of its customer service centers are also leased. The Company’s lease contracts expire on various dates through 2043 and generally provide for renewal options of up to an additional ten years exercisable at our discretion. For scheduled rent escalation clauses during the lease terms, the Company records minimum rental payments on a straight-line basis over the fixed non-cancelable terms of the leases, including those periods for which failure to renew the lease imposes a significant economic penalty. If failure to exercise a renewal option imposes an economic penalty, the Company may determine at the inception of the lease that renewal is reasonably assured and include the renewal option period(s) in addition to the fixed non-cancelable term of the lease in the determination of the appropriate estimated lease term, up to the estimated economic life of the underlying asset.

Defined Contribution Plan:

The Company has a defined contribution plan whereby participants may contribute a portion of their eligible pay to the plan through payroll withholdings. The Company provides matching contributions based on the amount of eligible compensation contributed by the employees. Total contributions by the Company were $0.1 million for each of the years ended December 31, 2018, 2017 and 2016.

Equity-Based Compensation:

The Company measures compensation costs for all equity-based payment awards made to employees based on the estimated fair values at the either the grant date for equity classified awards or quarterly for liability classified awards. Effective January 1, 2018, we early adopted the Accounting Standards Update (“ASU”) 2016-09 accounting guidance that allows for the accounting of forfeitures of share-based awards when they occur. The adoption of this guidance did not have a material impact on the Consolidated Financial Statements. The expense, net of forfeitures, is recognized over the requisite service period, which is generally the vesting period of the award. The fair value of the equity-based payment awards is estimated using the Black-Scholes option valuation model.

Net (Loss) Earnings Per Share (“EPS”):

EPS is calculated using the two-class method, which is an earnings allocation method that determines earnings per share for Common Shares and participating securities. The Company has one class of common stock; however, Class C Units held by Trilogy LLC members (a noncontrolling interest in Trilogy LLC) are treated as a participating security for purposes of calculating EPS and a two-class method security due to their pro-rata rights to dividends and earnings.

Basic (loss)/income per share (“Basic EPS”) is computed by dividing net (loss)/income, less net (loss)/income available to participating securities, by the basic weighted average Common Shares outstanding.

Diluted (loss)/income per share (“Diluted EPS”) is calculated by dividing attributable net (loss)/income by the weighted average number of Common Shares plus the effect of potential dilutive Common Shares outstanding during the period. Diluted EPS excludes all potentially dilutive units if the effect of their inclusion is anti-dilutive, the attributable service condition was not met, or if the underlying potentially dilutive units are out-of-the-money.

Foreign Currency Remeasurement and Translation:

The functional currency for our Bolivian operation is the U.S. dollar and for our New Zealand operation is the New Zealand dollar, since the majority of the revenues and expenses in those operations are denominated in those currencies. However, a portion of the revenues earned and expenses incurred by our subsidiaries are denominated in currencies other than their functional currency. These transactions are remeasured into the functional currency based on a combination of both current and historical exchange rates. All foreign currency asset and liability amounts are remeasured at end-of-period exchange rates, except for nonmonetary items, which are remeasured at historical rates. Foreign currency income and expense are remeasured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts which are remeasured at historical rates. Gains and losses from remeasurement of foreign currency transactions into the functional currency are included in Other, net on our Consolidated Statements of Operations in the period in which they occur.

Our reporting currency is the U.S. dollar. Thus, assets and liabilities from our New Zealand operation are translated from the New Zealand dollar into the U.S. dollar at the exchange rate on the balance sheet date while revenues and expenses are translated at the average exchange rate in the month they occurred. Gains and losses from the translation of our New Zealand operation’s financial statements into U.S. dollars are included in Accumulated other comprehensive income on our Consolidated Balance Sheets.

Income Taxes:

For our taxable subsidiaries, we account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We record uncertain tax positions on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we record the largest amount of tax benefit to meet such threshold.

We recognize interest and penalties related to unrecognized tax benefits on the Other, net line in the accompanying Consolidated Statements of Operations and Comprehensive Loss. Accrued interest and penalties are included on the related tax liability line in the Consolidated Balance Sheets.

Concentrations:

The Company’s revenues are attributable to our international operations. The Company’s operations are subject to various political, economic, and other risks and uncertainties inherent in the countries in which the Company operates. Among other risks, the Company’s operations are subject to the risks of restrictions on transfer of funds; export duties, quotas and embargoes; domestic and international customs and tariffs; changing taxation policies; foreign exchange restrictions; and political conditions and governmental regulations. For key financial information of our subsidiaries in New Zealand and Bolivia, see Note 18 – Segment Information.

Recently Adopted Accounting Standards:

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an “emerging growth company”, we may delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We intend to comply with the extended transition period. Accordingly, our financial statements may not be comparable to those of companies that adopt such new or revised accounting standards.

In October 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-16, “Intra-Entity Transfers of Assets Other Than Inventory”, which modifies the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The ASU eliminates the prohibition against the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party or otherwise recovered through use and will require entities to recognize the income tax consequences of an intra-entity transfer when the transfer occurs. The ASU requires a modified retrospective application with a cumulative-effect adjustment recorded in retained earnings as of the beginning of the period of adoption. This standard will take effect for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other organizations, the standard will take effect for fiscal years beginning after December 15, 2018, and for interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities as of the beginning of a fiscal year. As an “emerging growth company,” we early adopted this ASU as of the beginning of fiscal 2018.

As discussed in Note 17 - Income Taxes, during the third quarter of 2017, 2degrees entered into an intra-entity asset transfer to separate its network assets from its retail operations business. The intra-entity asset transfer resulted in an increase to the tax bases of the assets transferred at the entity that acquired the network assets. Upon adoption of the ASU in the first quarter of 2018, deferred tax assets (with full corresponding valuation allowances) were recorded for the increased tax bases for transferred assets. Given the full valuation allowance position against the Company’s New Zealand deferred tax assets, there was no cumulative adjustment to retained earnings as a result of the adoption of ASU 2016-16.

Recently Issued Accounting Standards:

In August 2018, the FASB issued ASU 2018-15 related to implementation costs incurred in a cloud computing arrangement that is a service contract. The new guidance aligns the requirement for a customer to capitalize implementation costs incurred in a hosting arrangement that is a service contract with the requirement to capitalize implementation costs incurred to develop or obtain internal-use software. The standard will take effect for public entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the standard will take effect for fiscal years beginning after December 15, 2020, and for interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted for all entities. As an “emerging growth company”, the effective date for the standard is consistent with when it becomes applicable to private companies. We are currently evaluating the impact this ASU will have on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 related to the measurement of credit losses on financial instruments. The standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectibility of the reported amount. The standard will take effect for public entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. As amended in ASU 2018-19, for companies that file under private company guidelines, the standard will take effect for fiscal years beginning after December 15, 2021, and for interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018. As an “emerging growth company”, we intend to adopt this standard on the date it becomes applicable to private companies. The adoption of this ASU will require a cumulative-effect adjustment to Accumulated deficit as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). We are currently evaluating the impact this ASU will have on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02 related to recognition of leases, and has since modified the standard with several ASUs (collectively, the “standard” or “new guidance”). This standard will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance will require classifications of leases, both operating and capital, to be recognized on the balance sheet. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease will depend on its classification. The standard will require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. This standard will take effect for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other organizations, the standard will take effect for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all organizations. As an “emerging growth company”, we intend to adopt this standard on the date it becomes applicable to private companies. We are currently evaluating our transition approach, in light of the transition method amendment provided in ASU 2018-11. The adoption of this ASU will result in the recognition of significant right-of-use assets and lease liabilities in our balance sheets that have not previously been recorded, but we currently expect such adoption to have an insignificant impact on our statements of operations. Our evaluation is continuing, with a focus on our accounting for cell site, office, and retail leases as well as our review of system readiness and overall interpretations. We will continue our assessment of other potential impacts of this ASU on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09 related to revenue recognition, and has since modified the standard with several ASUs (collectively, the “standard” or “new guidance”). The new guidance will supersede nearly all existing recognition guidance under GAAP. The core principle of the standard is that an entity should recognize revenue arising from the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To conform with that core principle, an entity should apply the following steps: 1) identify the contract(s) with a customer, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue when (or as) the entity satisfies a performance obligation.

For public entities, this pronouncement was effective for annual and interim reporting periods beginning after December 15, 2017. For all other organizations, the standard will take effect for annual reporting periods beginning after December 15, 2018, and for interim periods beginning after December 15, 2019. Early adoption is permitted for all organizations. As an “emerging growth company”, we adopted the standard on January 1, 2019 and will issue under the new guidance for our first interim report of 2019.

The guidance permits two methods of adoption, the full retrospective method applying the standard to each prior reporting period presented, or the modified retrospective method with a cumulative effect of initially applying the guidance recognized at the date of initial application. The standard also allows entities to apply certain expedient approaches at their discretion. We plan to adopt the standard using the modified retrospective method with a cumulative catch up adjustment and will provide additional disclosures comparing results to previous GAAP in our 2019 consolidated financial statements. We plan to apply the new revenue standard only to contracts not completed as of the date of initial application, referred to as open contracts.

The most significant judgments and impacts upon adoption of the standard include the following items:

  Upon adoption, we will defer and capitalize incremental contract acquisition costs, including commissions, and recognize them over the period of the benefit to which the costs relate. Prior to adoption, we expensed contract acquisition costs as they were incurred. Deferred contract costs are expected to have an average amortization period ranging between 1 to 3 years, subject to periodic adjustment to reflect any significant change in assumptions. In addition, the deferred contract cost asset will be assessed for impairment on a periodic basis. As a result, incremental contract acquisition costs paid on open contracts ranging from $2 to $4 million are expected to be capitalized on January 1, 2019 as a cumulative effect adjustment to equity and subsequently amortized thereafter. These contract costs consist primarily of commissions paid to acquire postpaid and prepaid service contracts. Contract costs capitalized for new contracts will accumulate during 2019 as deferred assets. As a result, we expect a reduction to sales and marketing expense in our statement of operations during 2019 as compared to results under previous revenue guidance. As capitalized costs are amortized, the accretive impact to operating income anticipated in 2019 is expected to moderate progressively in 2020 and 2021, and become insignificant in 2022 as the timing impact of deferring these costs is offset by related amortization.
  Upon adoption, the changes in the standard will impact our revenue recognition related to the allocation of contract revenues between various services and equipment and the timing of when those revenues are recognized. For promotional discounts, which contain equipment and a service contract, revenue recognition will no longer be constrained by the contingent cap rules that limited revenue recognition to the amount received at contract inception. Rather, revenue will be allocated between delivered and undelivered products and services based on their relative standalone selling prices, resulting in higher equipment revenue recognized at the point of sale and, therefore, lower service revenues. At the time the equipment is sold, this allocation results in the recognition of a contract asset equal to the difference between the amount of revenue recognized and the amount of consideration received or receivable from the customer. Contract assets of between $4 and $6 million are expected to be capitalized upon adoption on January 1, 2019 as a cumulative effect adjustment and will be amortized as a reduction to service revenues over the service contract term in our statement of operations. Total revenue over the full contract term will be unchanged and there will be no change to customer billing or the timing or presentation of cash flows.

Based on currently available information, including the above items and other individually insignificant impacts, we expect the cumulative effect of initially applying the new standard to result in a reduction to the opening balance of accumulated deficit ranging from approximately $4 million to $8 million on a pre-tax basis.

New products or offerings, or changes to current offerings, may yield significantly different impacts than currently expected. Our conclusions will be reassessed periodically based on then current facts and circumstances.

We have devoted significant management resources, and have also engaged third-party consultants, to assist management with the implementation of the standard. We have developed internal policies and implemented changes to processes and internal controls to meet the standard’s updated reporting and disclosure requirements.

NOTE 2 – DISCONTINUED OPERATIONS

Trilogy Dominicana:

In March 2015, Trilogy LLC committed to a plan to sell its wholly-owned subsidiary in the Dominican Republic, Trilogy Dominicana S.A. (“Trilogy Dominicana”). As a result of the plan to sell Trilogy Dominicana and the discontinuance of further significant business activities in the Dominican Republic, the assets and liabilities of Trilogy Dominicana were classified as held for sale and the results of operations were classified as discontinued operations for all periods presented in accordance with FASB Accounting Standards Codification 205-20, “Discontinued Operations”. Depreciation of the related property and equipment ceased at the time of reclassification of such assets.

On May 22, 2015, Trilogy LLC, through its subsidiary, Trilogy International Dominican Republic LLC, entered into an agreement (as amended on August 21, 2015) to sell Trilogy Dominicana to Servicios Ampliados de Teléfonos S.A., a Dominican Republic entity, for a sale price of $62 million. In connection with the sale agreement, the buyer additionally agreed to fund the operations during the transition period. In fiscal 2015, Trilogy LLC received cash of $27 million from the buyer. On March 23, 2016, the sale of Trilogy Dominicana was completed and Trilogy LLC received the remaining proceeds of $35.0 million and recognized a gain on the sale of $52.8 million. The gain reflected the $62.0 million stated purchase price along with $6.0 million provided in fiscal 2015 by the buyer to fund operations through completion of the sale, net of $5.4 million capital gains taxes paid on April 8, 2016 to the Dominican Republic tax authority, the net assets of Trilogy Dominicana at the closing date and the transaction costs of $0.9 million incurred in fiscal 2015 to complete the transaction. Additionally, upon completion of the sale on March 23, 2016, net operating loss carryforwards of $66.5 million at Trilogy Dominicana as of December 31, 2015, which were subject to a full valuation allowance, were no longer available to the Company.

There were no assets and liabilities related to discontinued operations as of December 31, 2018 or December 31, 2017.

No activity from discontinued operations was recorded after March 23, 2016, the date the sale of Trilogy Dominicana was completed.

The Company had revenues of $7.5 million, net losses of $2.5 million, a gain on sale of discontinued operations of $52.8 million, and a gain from discontinued operations, net of tax, of $50.3 million related to Trilogy Dominicana, for the year ended December 31, 2016. In addition, for the year ended December 31, 2016, Net cash provided by operating activities related to Trilogy Dominicana was $0.2 million and Net cash used in investing activities related to Trilogy Dominicana was $0.5 million.

NOTE 3 – PROPERTY AND EQUIPMENT

	As of December 31, 2018	As of December 31, 2017
Land, buildings and improvements	$9,187	$8,979
Wireless communication systems	785,548	754,257
Furniture, equipment, vehicles and software	176,267	164,498
Construction in progress	44,806	55,135
	1,015,808	982,869
Less: accumulated depreciation	(620,967)	(567,241)
Property and equipment, net	$394,841	$415,628

Depreciation expense was $93.1 million, $88.1 million and $85.8 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Advances to equipment vendors are included in Other assets and totaled $4.9 million and $5.8 million as of December 31, 2018 and 2017, respectively.

AROs are primarily recorded for the Company’s legal obligations to remediate leased property on which the Company’s network infrastructure and related assets are located. The AROs are recorded in Other non-current liabilities with a corresponding amount in Property and equipment, net. No obligation is expected to be settled within 12 months as of December 31, 2018. The activity in the AROs was as follows:

	Years Ended December 31,
	2018	2017

Beginning balance	$19,878	$21,593
Revisions in estimated cash flows	296	(4,218)
Additional accruals	799	959
Foreign currency translation	(799)	526
Accretion	1,623	1,055
Disposals	(108)	(37)
Ending balance	$21,689	$19,878

The Company performs reviews of its ARO liability annually, which may result in revisions in estimated cash flows. During the year ended December 31, 2018, the revisions in estimated cash flows were not significant. During the year ended December 31, 2017, the Company’s review of its ARO liability resulted in a decrease in the ARO liability and corresponding assets, net of accumulated depreciation. This review also resulted in an immaterial gain recognized in depreciation, amortization, and accretion on the Consolidated Statements of Operations and Comprehensive Loss.

The corresponding assets, net of accumulated depreciation, related to AROs were $6.9 million and $6.7 million as of December 31, 2018 and 2017, respectively.

Supplemental cash flow information:

The Company acquired $1.6 million, $1.9 million and $1.8 million of property and equipment through current and long-term debt during the years ended December 31, 2018, 2017 and 2016, respectively.

The Company also acquires property and equipment through current and long-term construction accounts payable. The net change in current and long-term construction accounts payable resulted in additions or (adjustments) to Purchase of property and equipment in the Consolidated Statements of Cash Flows of ($1.4) million, ($12.8) million and $5.6 million for the years ended December 31, 2018, 2017 and 2016, respectively.

NOTE 4 – GOODWILL, LICENSE COSTS AND OTHER INTANGIBLE ASSETS

The following table summarizes the changes in the Company’s goodwill balance:

	December 31, 2018	December 31, 2017
Beginning balance	$9,539	$9,294
Foreign currency adjustment	(525)	245

Balance at the end of the year	$9,014	$9,539

There are no accumulated goodwill impairments for the years ended December 31, 2018 and 2017.

The Company’s license costs and other intangible assets consisted of the following:

		As of December 31, 2018			As of December 31, 2017
		Gross			Gross
	Estimated	Carrying	Accumulated		Carrying	Accumulated
	Useful Lives	Amount	Amortization	Net	Amount	Amortization	Net

License costs	7 - 20 years	$187,415	$(109,402)	$78,013	$192,713	$(97,848)	$94,865
Subscriber relationships	7 years	12,546	(9,670)	2,876	13,276	(8,152)	5,124
Other	6 -14 years	3,537	(3,439)	98	3,618	(3,356)	262

Total		$203,498	$(122,511)	$80,987	$209,607	$(109,356)	$100,251

Amortization expense was $17.2 million, $17.8 million and $18.0 million for the years ended December 31, 2018, 2017 and 2016, respectively. Estimated future amortization expense associated with the net carrying amount of license costs and other intangible assets, based on the exchange rate as of December 31, 2018, is as follows:

Years ending December 31,
2019	$16,557
2020	10,761
2021	7,450
2022	6,412
2023	5,597
Thereafter	34,210
Total	$80,987

New Zealand:

On October 29, 2013, Trilogy International Radio Spectrum LLC, a Delaware limited liability company and indirect wholly owned subsidiary of TIP Inc. (“TIRS”), entered into an agreement with the government of New Zealand for the acquisition of a 10 MHz paired license of 700 MHz spectrum (the “700 MHz License”) for $44.0 million New Zealand dollars (“NZD”) ($29.5 million based on the exchange rate at December 31, 2018). The 700 MHz License expires in 2031. TIRS has made this spectrum available to 2degrees, and 2degrees uses such spectrum in connection with its provision of 4G services.

The acquisition of the 700 MHz License was funded through a long-term payable from TIRS to the government of New Zealand. TIRS is obligated to make annual installment payments along with accrued interest. Interest on the unpaid purchase price accrues at the rate of 5.8% per annum. During the year ended December 31, 2018, the Company paid an installment on behalf of TIRS in the total amount of $10.3 million NZD to the government of New Zealand ($7.0 million based on the average exchange rate in the months of payment of which $0.7 million was accrued interest). During the year ended December 31, 2017, the Company paid installments on behalf of TIRS in the total amount of $20.8 million NZD to the government of New Zealand ($14.5 million based on the average exchange rate in the months of payment of which $4.1 million was accrued interest).

As of December 31, 2018, the outstanding liability, excluding interest, for the 700 MHz License, recorded in Other current liabilities and accrued expenses, was $6.5 million. The final installment payment for the 700 MHz License is due in December 2019.

On October 25, 2013, Trilogy International South Pacific LLC (“TISP”), the owner of the equity interests in TIRS and a wholly-owned subsidiary of TIP Inc., and 2degrees entered into agreements pursuant to which, subject to certain conditions, 2degrees would have the right to acquire and TISP would have the right to cause 2degrees to acquire, the capital stock of TIRS in the future along with assuming the remaining license obligations to the government of New Zealand.

The agreement between TISP and 2degrees was subsequently amended to permit 2degrees to prepay, in full or in part, amounts payable to acquire the capital stock of TIRS. Payments made under the amended agreement are subject to 2degrees board approval. In 2016 and 2017, payments of $7.4 million and $11.0 million, respectively, were made by 2degrees to TISP under the amended agreement. No payments were made by 2degrees under the amended agreement in 2018. The intercompany balances and the related payment activities are eliminated upon consolidation.

Bolivia:

In November 2019, the license for 30 MHz of NuevaTel’s 1900 MHz spectrum holdings will expire. NuevaTel expects to renew the license and estimates that a payment of approximately $25 million will be due in the fourth quarter of 2019 prior to the expiration. The payment is expected to be funded with cash resources from a combination of NuevaTel’s operating cash flows, changes in the timing of property and equipment purchases, or in part through a use of proceeds from a sale and leaseback of certain NuevaTel network towers.

NOTE 5 – EIP RECEIVABLES

In New Zealand, 2degrees offers certain wireless subscribers the option to pay for their handsets in installments over a period of up to 36 months using an EIP. In Bolivia, in 2018, NuevaTel began offering to certain wireless subscribers the option to pay for their handsets in installments over a period of 18 months using an EIP.

The following table summarizes the unbilled EIP receivables:

	As of December 31, 2018	As of December 31, 2017
EIP receivables, gross	$50,072	$36,311
Unamortized imputed discount	(3,784)	(2,600)
EIP receivables, net of unamortized imputed discount	$46,288	$33,711
Allowance for doubtful accounts	(2,907)	(1,722)
EIP receivables, net	$43,381	$31,989

Classified on the balance sheet as:	As of December 31, 2018	As of December 31, 2017
EIP receivables, net	$22,165	$17,190
Long-term EIP receivables	21,216	14,799
EIP receivables, net	$43,381	$31,989

Of the EIP receivables gross amount of $50.1 million as of December 31, 2018, $2.1 million related to NuevaTel and the remaining related to 2degrees.

2degrees categorizes unbilled EIP receivables as prime or subprime based on subscriber credit profiles. Upon initiation of a subscriber’s installment plan, 2degrees uses a proprietary scoring system that measures the credit quality of EIP receivables using several factors, such as credit bureau information, subscriber credit risk scores, service plan and EIP characteristics. 2degrees periodically assesses the proprietary scoring system. Prime subscribers are those with lower risk of delinquency and whose receivables are eligible for sale to a third party. Subprime subscribers are those with higher delinquency risk. Based on subscribers’ credit quality, subscribers may be denied an EIP option or be required to participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments. NuevaTel only offers installment plans to subscribers with a low delinquency risk based on NuevaTel’s credit analysis and the subscriber’s income level. As of the periods presented, all of NuevaTel’s unbilled EIP receivables were categorized as prime.

The balances of EIP receivables on a gross basis by credit category as of the periods presented were as follows:

	As of December 31, 2018	As of December 31, 2017
Prime	$33,161	$25,869
Subprime	16,911	10,442
Total EIP receivables, gross	$50,072	$36,311

The EIP receivables had weighted average imputed discount rates of 6.63% and 6.76% as of December 31, 2018 and December 31, 2017, respectively.

The following table shows changes in the aggregate net carrying amount of the unbilled EIP receivables:

	December 31, 2018	December 31, 2017
Beginning balance of EIP receivables, net	$31,989	$32,984
Additions	111,028	74,385
Billings and payments	(42,671)	(36,243)
Sales of EIP receivables	(52,308)	(39,079)
Foreign currency translation	(2,288)	845
Change in allowance for doubtful accounts and imputed discount	(2,369)	(903)
Total EIP receivables, net	$43,381	$31,989

Sales of EIP Receivables:

2degrees has a mobile handset receivables sales agreement (the “EIP Sale Agreement”) with a third party New Zealand financial institution (the “EIP Buyer”). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless subscribers who purchase mobile phones from 2degrees on installment plans. Under the agreement and on a monthly basis, 2degrees offers to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms. The EIP Sale Agreement specifies certain criteria for mobile phone receivables to be eligible for purchase by the EIP Buyer. The Company evaluated the structure and terms of the arrangement and determined 2degrees has no variable interest with the EIP Buyer and thus we are not required to consolidate the entity in our financial statements.

The Company determined that the sales of receivables through the arrangement should be treated as sales of financial assets. As such, upon sale, the Company derecognizes the receivables, as well as any related allowance for doubtful accounts, and the loss on sale is recognized in General and administrative expenses. The Company also reverses unamortized imputed discount related to sold receivables included in EIP receivables, net, on the Consolidated Balance Sheets and recognizes the reversed unamortized imputed discount as Equipment sales. Net cash proceeds are recognized in Net cash provided by operating activities.

2degrees has continuing involvement with the EIP receivables sold to the EIP Buyer through a servicing agreement. However, the servicing rights do not provide 2degrees with any direct economic benefit, or means of effective control. Further, the EIP Buyer assumes all risks associated with the purchased receivables and has no recourse against 2degrees except in the case of fraud or misrepresentation.

The following table summarizes the impact of the sales of the EIP receivables in the years ended December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
EIP receivables derecognized	$52,308	$39,079
Cash proceeds	(44,792)	(34,544)
Reversal of unamortized imputed discount	(3,941)	(2,638)
Reversal of allowance for doubtful accounts	(2,396)	(1,385)
Pre-tax loss on sales of EIP receivables	$1,179	$512

NOTE 6 – OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES

	December 31, 2018	December 31, 2017
Handset purchases	$37,405	$14,335
Payroll and employee benefits	16,587	15,711
Value-added tax and other business taxes	13,990	15,283
Dealer commissions and subsidies	13,411	18,708
Interconnection and roaming charges payable	13,017	11,224
Accrued transmission costs	7,997	6,941
Accrued legal contingencies	7,381	3,087
Current portion of license obligation	6,506	6,507
Interest payable	5,963	7,019
Income and withholding taxes	3,087	7,313
Other	18,091	22,754
Other current liabilities and accrued expenses	$143,435	$128,882

NOTE 7 – FAIR VALUE MEASUREMENTS

The accounting guidance for fair value establishes a framework for measuring fair value that uses a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;
•	Level 3 – Unobservable inputs in which little or no market activity exists, requiring an entity to develop its own assumptions that market participants would use to value the asset or liability.

The following table presents assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Fair Value Measurement as of December 31, 2018
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$1,986	$-	$1,986	$-
Forward exchange contracts	717	-	717	-
Total assets	$2,703	$-	$2,703	$-

Liabilities:
Warrant liability	$99	$99	$-	$-
Interest rate swaps	1,829	-	1,829	-
Total liabilities	$1,928	$99	$1,829	$-

The following table presents assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Fair Value Measurement as of December 31, 2017
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$24,240	$-	$24,240	$-
Total assets	$24,240	$-	$24,240	$-

Liabilities:
Forward exchange contracts	$11	$-	$11	$-
Warrant liability	6,625	6,625	-	-
Interest rate swaps	1,930	-	1,930	-
Total liabilities	$8,566	$6,625	$1,941	$-

The fair value of the short-term investments is based on historical trading prices, or model-driven valuations which are observable in the market or can be derived principally from or corroborated by observable market data. The fair value of forward exchange contracts is based on the differential between the contract price and the foreign currency exchange rate as of the balance sheet date. The fair value of the warrant liability is based on the public market price of the warrants as of the balance sheet date. The fair value of interest rate swaps is measured using quotes obtained from a financial institution for similar financial instruments.

There were no transfers between levels within the fair value hierarchy during the years ended December 31, 2018 and 2017.

Cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses are carried at cost, which approximates fair value given their short-term nature. The carrying values of EIP receivables approximate fair value as the receivables are recorded at their present value, net of unamortized imputed discount and allowance for doubtful accounts.

The estimated fair value of the Company’s debt, including current maturities, was based on Level 2 inputs, being market quotes or values for similar instruments, such as the interest rates currently available to the Company for the issuance of debt with similar terms and remaining maturities, used to discount the remaining principal payments. The carrying amounts and estimated fair values of our total debt as of December 31, 2018 and 2017 were as follows:

	As of December 31, 2018	As of December 31, 2017

Carrying amount, excluding unamortized discount and deferred financing costs	$516,490	$517,641
Fair value	$503,748	$519,764

For fiscal year 2018 and 2017, we did not record any material other-than-temporary impairments on financial assets required to be measured at fair value on a nonrecurring basis.

NOTE 8 – DEBT

The Company’s long-term and other debt as of December 31, 2018 and 2017 consisted of the following:

	As of December 31, 2018	As of December 31, 2017
Trilogy LLC 2022 Notes	$350,000	$350,000
New Zealand 2021 Senior Facilities Agreement	137,554	-
New Zealand 2019 Senior Facilities Agreement	-	136,859
Bolivian 2021 Syndicated Loan	15,022	20,655
Bolivian 2022 Bank Loan	7,000	7,000
Bolivian 2023 Bank Loan	4,000	-
Other	2,914	3,127
	516,490	517,641
Less: unamortized discount	(2,817)	(3,499)
Less: deferred financing costs	(6,848)	(6,890)
Total debt	506,825	507,252
Less: current portion of debt	(8,293)	(10,705)
Total long-term debt	$498,532	$496,547

As of December 31, 2018, the future maturities of long-term and other debt, excluding unamortized debt discounts and deferred financing costs, consisted of the following:

Years ending December 31,
2019	$8,293
2020	10,112
2021	144,105
2022	352,738
2023	935
Thereafter	307
Total	$516,490

Trilogy LLC 2022 Notes:
On May 2, 2017, Trilogy LLC closed a private offering of $350 million aggregate principal amount of its senior secured notes due 2022 (the “Trilogy LLC 2022 Notes”). The Trilogy LLC 2022 Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

Trilogy LLC applied the proceeds of this offering together with cash on hand to redeem and discharge all of its then outstanding $450 million senior secured notes due 2019 (the “Trilogy LLC 2019 Notes”) and pay fees and expenses of $9.1 million related to the offering.

The refinancing of the Trilogy LLC 2019 Notes was analyzed and accounted for on a lender-by-lender basis under the syndicated debt model in accordance with the applicable accounting guidance for evaluating modifications, extinguishments and new issuances of debt. Accordingly, of the $9.1 million in fees and expenses related to the Trilogy LLC 2022 Notes offering, $4.8 million was recorded as a deferred financing cost and is included as a reduction within Long-term debt on the Consolidated Balance Sheet. The remaining $4.3 million of fees paid to third parties in connection with the refinancing was expensed in the second quarter of 2017. The unamortized balance of the deferred financing costs associated with the Trilogy LLC 2022 Notes is amortized to Interest expense using the effective interest method over the term of the Trilogy LLC 2022 Notes.

Additionally, as a result of the refinancing, $2.4 million of unamortized deferred financing costs and unamortized discount previously outstanding was expensed to Debt modification and extinguishment costs in the Consolidated Statements of Operations during the second quarter of 2017.

The Trilogy LLC 2022 Notes bear interest at a rate of 8.875% per annum and were issued at 99.506% . Interest on the Trilogy LLC 2022 Notes is payable semi-annually in arrears on May 1 and November 1. No principal payments are due until maturity on May 1, 2022.

Trilogy LLC has the option of redeeming the Trilogy LLC 2022 Notes, in whole or in part, upon not less than 30 days’ and not more than 60 days’ prior notice as follows:

  Prior to May 1, 2019, at 100%, plus a “make whole” premium
  On or after May 1, 2019 but prior to May 1, 2020, at 104.438%
  On or after May 1, 2020 but prior to May 1, 2021, at 102.219%
  On or after May 1, 2021, at 100%

On or prior to May 1, 2019, Trilogy LLC may redeem up to 35% of the principal amount of the Trilogy LLC 2022 Notes at 108.875% plus accrued and unpaid interest on the notes being redeemed with the net cash proceeds of a public equity offering, provided that at least 65% of the original principal amount of the Trilogy LLC 2022 Notes remains outstanding immediately after the redemption.

The Trilogy LLC 2022 Notes are guaranteed by certain of Trilogy LLC’s domestic subsidiaries and are secured by a first-priority lien on the equity interests of such guarantors and a pledge of any intercompany indebtedness owed to Trilogy LLC or any such guarantor by 2degrees or any of 2degrees’ subsidiaries and certain third party indebtedness owed to Trilogy LLC by any minority shareholder in 2degrees. As of the issue date of the Trilogy LLC 2022 Notes and as of December 31, 2018, there was no such indebtedness outstanding.

New Zealand 2021 Senior Facilities Agreement:
In July 2018, 2degrees completed a bank loan syndication in which ING Bank N.V. (“ING”) acted as the lead arranger and underwriter. This debt facility (the “New Zealand 2021 Senior Facilities Agreement”) has a total available commitment of $250 million NZD ($167.8 million based on the exchange rate at December 31, 2018).

Separate facilities are provided under this agreement to (i) repay the then outstanding balance of the prior $200 million NZD senior facilities agreement (the “New Zealand 2019 Senior Facilities Agreement”) and pay fees and expenses associated with the refinancing ($195 million NZD), (ii) provide funds for further investments in 2degrees’ business ($35 million NZD), and (iii) fund 2degrees’ working capital requirements ($20 million NZD). As of December 31, 2018, the $195 million NZD facility ($130.9 million based on the exchange rate at December 31, 2018) was fully drawn and $10 million NZD ($6.7 million based on the exchange rate at December 31, 2018) was drawn on the facility for further investments. As of December 31, 2018, no amount was drawn on the working capital facility. The borrowings and repayments under these facilities, including the recurring activity relating to working capital, are included separately as Proceeds from debt and Payments of debt within Net cash provided by financing activities in the Consolidated Statements of Cash Flows.

The New Zealand 2021 Senior Facilities Agreement also provides for an uncommitted $35 million NZD accordion facility which, after commitments are obtained, can be utilized in the future to fund capital expenditures. The New Zealand 2021 Senior Facilities Agreement matures on July 31, 2021.

The outstanding debt drawn under the New Zealand 2021 Senior Facilities Agreement accrues interest quarterly at the New Zealand Bank Bill Reference Rate (“BKBM”) plus a margin ranging from 2.40% to 3.80% (the “Margin”) depending upon 2degrees’ net leverage ratio at that time. The weighted average interest rate on the outstanding balance of all drawn facilities was 5.23% as of December 31, 2018.

Additionally, a commitment fee at the rate of 40% of the applicable Margin is payable quarterly on all undrawn and available commitments. As of December 31, 2018, the commitment fee rate was 1.32% .

Distributions from 2degrees are subject to free cash flow tests under the New Zealand 2021 Senior Facilities Agreement, calculated at half year and full year intervals. There is no requirement to make prepayments of principal from 2degrees’ free cash flow. The outstanding debt may be prepaid without penalty at any time. Once a year, beginning in 2019, at least six months apart, 2degrees must reduce the outstanding balance of the working capital facility to zero for a period of not less than five consecutive business days.

The New Zealand 2021 Senior Facilities Agreement contains certain financial covenants requiring 2degrees to:

  maintain a total interest coverage ratio (as defined in the New Zealand 2021 Senior Facilities Agreement) of not less than 3.0;

  maintain a net leverage ratio (as defined in the New Zealand 2021 Senior Facilities Agreement) of not greater than 3.0 from closing to June 30, 2019, not greater than 2.75 from July 1, 2019 to June 30, 2020; and 2.50 thereafter; and

  not exceed 110% of the agreed to annual capital expenditures (as defined in the New Zealand 2021 Senior Facilities Agreement) in any financial year.

The New Zealand 2021 Senior Facilities Agreement also contains other customary representations, warranties, covenants and events of default and is secured (in favor of an independent security trustee) by substantially all of the assets of 2degrees.

The refinancing of the New Zealand 2019 Senior Facilities Agreement was analyzed and accounted for on a lender-by-lender basis under the syndicated debt model in accordance with the applicable accounting guidance for evaluating modifications, extinguishments and new issuances of debt. Accordingly, of the $8.4 million NZD ($5.7 million based on the average exchange rate in the month of payment) in fees and expenses related to the New Zealand 2021 Senior Facilities Agreement, $2.8 million NZD ($2.1 million based on the average exchange rate in the month of payment) was recorded as a deferred financing cost and is included as a reduction within Long-term debt on the Consolidated Balance Sheet as of December 31, 2018. The remaining $5.6 million NZD ($3.7 million based on the average exchange rate in the month of payment) of fees paid to lenders and third parties in connection with the refinancing was recorded as Debt modification and extinguishment costs in the Consolidated Statements of Operations and Comprehensive Loss during the third quarter of 2018. The unamortized balance of the deferred financing costs associated with the New Zealand 2021 Senior Facilities Agreement is amortized to Interest expense using the effective interest method over the term of the New Zealand 2021 Senior Facilities Agreement.

Additionally, as a result of the refinancing, $0.7 million NZD ($0.5 million based on the average exchange rate in the month of refinancing) of unamortized deferred financing costs previously outstanding was expensed to Debt modification and extinguishment costs in the Consolidated Statements of Operations and Comprehensive Loss during the third quarter of 2018.

New Zealand 2019 Senior Facilities Agreement:
In August 2015, 2degrees entered into the New Zealand 2019 Senior Facilities Agreement with the Bank of New Zealand (“BNZ”) and certain additional financial institutions (together with BNZ, the “Banks”) that had a total available commitment of $200 million NZD ($134.2 million based on the exchange rate at December 31, 2018). The debt under the New Zealand 2019 Senior Facilities Agreement bore interest payable quarterly at a rate ranging from 1.15% to 2.05% (depending upon 2degrees’ senior leverage ratio at that time) plus the BKBM. Additionally, a line fee of between 0.75% and 1.35% (depending upon 2degrees’ senior leverage ratio at that time) calculated on the total committed financing under the New Zealand 2019 Senior Facilities Agreement (both drawn and undrawn) was also payable quarterly. The New Zealand 2019 Senior Facilities Agreement original maturity date was June 30, 2018. In July 2017, 2degrees entered into an agreement with the Banks to extend the term of the facility from June 30, 2018 to January 5, 2019. The extension of the maturity date of the New Zealand 2019 Senior Facilities Agreement was accounted for as a modification in accordance with the applicable accounting guidance. The total fees paid in connection with the modification were not significant and were expensed during the third quarter of 2017.

As mentioned above, in July 2018, 2degrees entered into the New Zealand 2021 Senior Facilities Agreement and used the proceeds of that facility to repay the outstanding balance of the New Zealand 2019 Senior Facilities Agreement.

Bolivian 2021 Syndicated Loan:
In April 2016, NuevaTel entered into a $25 million debt facility (the “Bolivian 2021 Syndicated Loan”) with a consortium of Bolivian banks. The net proceeds were used to fully repay the then outstanding balance of a previously outstanding loan agreement and the remaining proceeds were used for capital expenditures. The Bolivian 2021 Syndicated Loan is required to be repaid in quarterly installments which commenced in 2016 and will end in 2021, with 10% of the principal amount to be repaid during each of the first two years of the Bolivian 2021 Syndicated Loan and 26.67% of the principal amount to be repaid during each of the final three years. Interest on the Bolivian 2021 Syndicated Loan currently accrues at a variable rate of 5.5% plus the rate established by the Central Bank in Bolivia (“Tasa de Referencia”) and is payable on a quarterly basis. At December 31, 2018, the interest rate was 7.92% . The outstanding balance of the current and long-term portion of the Bolivian 2021 Syndicated Loan was $5.0 million and $10.0 million, respectively, as of December 31, 2018.

The Bolivian 2021 Syndicated Loan agreement contains certain financial covenants requiring NuevaTel to maintain:

  an indebtedness ratio (as defined in the Bolivian 2021 Syndicated Loan agreement) of not greater than 2.15;
  a debt coverage ratio (as defined in the Bolivian 2021 Syndicated Loan agreement) of not less than 1.25;
  a current ratio (as defined in the Bolivian 2021 Syndicated Loan agreement) of not less than 0.65; and
  a structural debt ratio (as defined in the Bolivian 2021 Syndicated Loan agreement) of not higher than 3.0.

Three switches are specifically pledged as collateral to secure the Bolivian 2021 Syndicated Loan with a general pledge against the remainder of NuevaTel’s assets in an event of default.

Bolivian 2022 Bank Loan:
In December 2017, NuevaTel entered into a $7.0 million debt facility (the “Bolivian 2022 Bank Loan”) with Banco BISA S.A., a Bolivian bank and a lender in the Bolivian 2021 Syndicated Loan, to fund capital expenditures. The Bolivian 2022 Bank Loan is required to be repaid in quarterly installments commencing in 2019 through 2022, with 25% of the principal amount to be repaid each year. Interest on the Bolivian 2022 Bank Loan accrues at a fixed rate of 6.0% and is payable quarterly. The outstanding balance of the current and long-term portion of the Bolivian 2022 Bank Loan was $1.7 million and $5.3 million, respectively, as of December 31, 2018.

The Bolivian 2022 Bank Loan agreement contains no financial covenants and is unsecured.

Bolivian 2023 Bank Loan:
In December 2018, NuevaTel entered into an $8.0 million debt facility (the “Bolivian 2023 Bank Loan”) with Banco Nacional de Bolivia S.A., a Bolivian bank and a lender in the Bolivian 2021 Syndicated Loan, to fund capital expenditures. NuevaTel drew down the $8.0 million debt facility in two $4.0 million advances that occurred in December 2018 and January 2019. The Bolivian 2023 Bank Loan is required to be repaid in quarterly installments commencing in September 2019 through 2023, with 11% of the principal amount to be repaid during the first year and 22.25% of the principal amount to be repaid during each of the final four years. Interest on the Bolivian 2023 Bank Loan accrues at a fixed rate of 7.0% for the first 24 months and thereafter at a variable rate of 5.0% plus Tasa de Referencia and is payable quarterly. The outstanding balance of the current and long-term portion of the Bolivian 2023 Bank Loan was $0.4 million and $3.6 million, respectively, as of December 31, 2018.

The Bolivian 2023 Bank Loan agreement contains no financial covenants and is unsecured.

Interest Cost Incurred:
Consolidated interest cost incurred and expensed, prior to capitalization of interest, was $47.1 million, $60.8 million and $70.7 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Supplemental Cash Flow Disclosure:

	Years Ended December 31,
	2018	2017	2016
Interest paid, net of capitalized interest	$43,650	$61,598	$73,067

Deferred Financing Costs:
Deferred financing costs represent incremental direct costs of debt financing and are included in Long-term debt. As of December 31, 2018 and 2017, the balances were $6.8 million and $6.9 million, respectively. These costs are amortized using the effective interest method over the term of the related credit facilities. Amortization of deferred financing costs is included in interest expense and totaled $2.5 million, $2.6 million and $3.3 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Covenants:
As of December 31, 2018, the Company was in compliance with all of its debt covenants.

NOTE 9 – DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps:
2degrees enters into various interest rate swap agreements to fix its future interest payments under the New Zealand 2021 Senior Facilities Agreement. Under these agreements, 2degrees principally receives a variable amount based on the BKBM and pays a fixed amount based on fixed rates ranging from 2.290% to 4.610% . Settlement in cash occurs quarterly until termination and the variable interest rate is reset on the first day of each calendar quarter. These derivative instruments have not been designated for hedge accounting, thus changes in the fair value are recognized in earnings in the period incurred. The fair value of these contracts, included in Other non-current liabilities, was $1.8 million and $1.9 million as of December 31, 2018 and December 31, 2017, respectively. As of December 31, 2018, the total notional amount of these agreements was $167.5 million NZD ($112.4 million based on the exchange rate as of December 31, 2018). The agreements have effective dates from June 30, 2015 through June 30, 2020 and termination dates from June 28, 2019 to June 30, 2022. During the year ended December 31, 2018, interest rate swap agreements with a total notional amount of $35.0 million NZD ($23.5 million based on the exchange rate as of December 31, 2018) matured.

On April 5, 2011, the Company entered into a domestic interest rate swap originally designated as a cash flow hedge to fix future interest payments on the NZD-denominated credit under 2degrees’ then outstanding credit facility (the “Huawei Loan”) with Huawei Technologies (New Zealand) Company Limited (“Huawei”). In 2013, the Company discontinued hedge accounting and began to recognize all changes in the fair value of the interest rate swap in Other, net. The effective portion of the loss recorded in Accumulated other comprehensive income (loss) prior to the de-designation (see Note 14 - Accumulated Other Comprehensive Income) was amortized to Other, net over the remaining life of the interest rate swap agreement. In November 2014, the Company entered into a domestic interest rate swap agreement replacing the cross-currency swap mentioned below. In January 2017, the Company terminated its domestic interest rate swap agreements, and as such, the fair value of this contract was zero at December 31, 2017.

Summarized financial information for all of the aforementioned derivative financial instruments is shown below:

	Years Ended December 31,
	2018	2017	2016

Non-cash (loss)/gain from change in fair value recorded in Other, net	$(1,362)	$(1,503)	$(750)

(Loss)/gain reclassified from comprehensive income (loss) to Other, net	$-	$(118)	$(217)

Net cash settlement	$(1,371)	$(1,602)	$(1,836)

Under the terms of the interest rate swaps, we are exposed to credit risk in the event of non-performance by the other parties; however, we do not anticipate the non-performance of any of our counterparties. For instruments in a liability position, we are also required to consider our own risk of non-performance; the impact of such is not material. Further, our interest rate swaps do not contain credit rating triggers that could affect our liquidity.

Cross-Currency Swap:
On April 5, 2011, we entered into a cross-currency swap designated as a cash flow hedge to exchange USD-denominated debt under the Huawei Loan into NZD in order to fix our future principal payments in NZD, as well as mitigate the impact of foreign currency transaction gains or losses. In November 2014, we terminated the cross-currency swap and replaced the instrument with an interest rate swap (see “Interest Rate Swaps” above for details), the primary terms of which were unchanged. In 2013, the Company discontinued hedge accounting and began to recognize all changes in the fair value of the cross-currency swap in Other, net. The effective portion of the loss recorded in Accumulated other comprehensive income (loss) prior to de-designation was amortized to Other, net over the remaining life of the interest rate swap agreement. The amount reclassified from Accumulated other comprehensive income (loss) to Other, net was a loss of $0.5 million for the year ended December 31, 2016.

Forward Exchange Contracts:
At December 31, 2018, 2degrees had short-term forward exchange contracts to sell an aggregate of $33.1 million NZD and buy an aggregate of $23.0 million USD to manage exposure to fluctuations in foreign currency exchange rates. During the year ended December 31, 2018, short-term forward exchange contracts to sell an aggregate of $57.0 million NZD and $4.0 million USD and buy an aggregate of $5.8 million NZD and $40.5 million USD matured. These derivative instruments are not designated for hedge accounting, thus changes in the fair value are recognized in earnings in the period incurred. A foreign exchange gain (or loss) of $0.8 million, ($1.1) million and $1.6 million was recognized in Other, net during the years ended December 31, 2018, 2017 and 2016, respectively. The Company had assets, included in Prepaid expenses and other current assets, for estimated settlements under these forward exchange contracts of $0.7 million as of December 31, 2018. The estimated settlements under these forward exchange contracts were not material as of December 31, 2017.

NOTE 10 – EQUITY-BASED COMPENSATION

TIP Inc. Restricted Share Units:
The Company awards restricted share units (“RSUs” or “Awards”) to officers and employees under plans pursuant to which vesting is subject to meeting certain performance or time-based criteria. RSUs entitle the grantee to receive Common Shares at the end of a specified vesting period, typically over four years, subject to continued service through the applicable vesting date, and certain Company performance obligations for performance-based awards. The maximum number of Common Shares that may be issued under TIP Inc.’s Restricted Share Unit Plan as of December 31, 2018 was 6,304,331 shares, which is equal to 7.5% of the combined issued and outstanding Common Shares and Class C Units.

A portion of the RSU grants made in 2017 consisted of time-based awards that were made to retain certain senior officers of the Company. They vest over a three year period, with half of the RSUs vested in 2018 and one-quarter of the RSUs vesting in each the following two years. Officers were granted additional RSUs in 2018 and 2017 that combine time-based elements with performance-based elements, which entitle the holder to receive a number of Common Shares that varies based on the Company’s performance against the revenues or EBITDA performance goals for calendar years 2018 and 2017. The estimated equity-based compensation expense attributable to performance-based RSUs is updated quarterly. The total number of RSUs granted includes these performance-based awards and assumes that the performance goals will be achieved. The number of RSUs is updated upon completion of each applicable fiscal year when a final determination is made as to whether the performance goals have been achieved. These performance-based RSUs vest on a straight-line basis over a four year employment period.

The remaining RSUs were granted in both 2018 and 2017 to officers and employees as time-based awards, which vest on a straight-line basis over a four year service period.

The following table provides the outstanding RSUs as of December 31, 2018 and the changes in the period:

RSUs
Outstanding at December 31, 2017	1,129,048
Granted	990,374
Vested	(403,118)
Cancelled	(331,049)
Outstanding at December 31, 2018	1,385,255

The Awards had a grant date fair value of $4.2 million and $9.8 million based on a price per Common Share of $4.20 and $6.94 on the date of the grant in 2018 and 2017, respectively.

On June 30, 2018, 403,118 RSUs vested on the one year anniversary of grants made in 2017. In July 2018, 357,684 shares, net of the monetary equivalent of shares necessary for the payment of related taxes, were issued in settlement of such vested RSUs. On January 1, 2019, 171,727 RSUs vested on the one year anniversary of grants made in 2018 and the shares were issued in 2019, net of the monetary equivalent of shares necessary for the payment of related taxes.

As of December 31, 2018, 1,385,255 RSUs were unvested, and unrecognized compensation expense relating to RSUs was approximately $6.0 million, including $2.2 million relating to grants made in 2018. These amounts reflect time-based vesting. The Company expects to recognize the cost for unvested RSUs over a weighted-average period of 2.5 years. Equity-based compensation expense is generally recognized on a straight-line basis over the requisite service period; however, exceptions include awards with an accelerated vesting schedule and updated estimates of achievement against performance goals for performance-based awards.

During 2018 and 2017, the Company recorded $3.4 million and $1.6 million in compensation expense related to RSUs in General and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss.

Restricted Class C Units:
At December 31, 2016, the Company granted the equivalent of 192,130 Class C Units to an employee of the Company (the “Restricted Class C Units”), of which 144,098 were outstanding and unvested as of December 31, 2018. The value of the Restricted Class C Units was estimated to be $1.5 million based on the fair value on the grant date. The Restricted Class C Units vest over 4 years, with one-fourth of the award vesting on the day following each anniversary date of the award based on the employee’s continued service. There are no voting rights or rights to receive distributions prior to vesting for unvested Restricted Class C Units.

During 2018 and 2017, the Company recorded $0.4 million and $0.4 million, respectively, in compensation expense related to the Restricted Class C Units recognized in General and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss. As of December 31, 2018, the Company had total unrecognized compensation costs related to this award of $0.7 million. The Company expects to recognize this cost over a remaining weighted-average period of 2 years.

2degrees Option Plans:
2degrees awards service-based share options (the “Options”) to employees under various Option plans whose vesting is subject to meeting a required service period of up to three years. Approximately 26.5 million Options were outstanding as of December 31, 2018. The Options enable the holders to acquire non-voting ordinary shares of 2degrees common stock once exercised. These Options are classified as equity awards and valued based on the fair value of the underlying 2degrees shares at the date of grant.

During the first quarter of 2018, 2degrees granted a total of 3.5 million Options to employees under a plan whose vesting is subject to meeting a required service period of up to two years. Equity-based compensation expense is recognized on a straight-line basis over the service period for these grants.

The following table summarizes the range of assumptions used in the Black-Scholes model for Options granted in the years ended December 31, 2018 and 2016. There were no Options granted in the year ended December 31, 2017.

	2018	2016
Expected volatility	25%	25%
Expected term (in years)	2.75 - 3.94	2.82 - 4.32
Risk free interest rate	1.99% - 2.09%	3.01%
Expected dividend yield	0%	0%

The expected term of the Options was determined based upon the historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future Option holder behavior. The risk-free interest rates used were based on the implied yield currently available in New Zealand Government bonds, adjusted for semi-annual coupons and converted to continuously compounded rates, with a term equivalent to the remaining life of the Options as of the date of the valuation. Expected volatility was based on average volatilities of publicly traded peer companies over the expected term. 2degrees has not paid dividends in the past and does not currently have plans to pay dividends.

During the second quarter of 2018, 2degrees modified approximately 9.8 million of its outstanding Options and extended the expiration date of those Options to May 31, 2021. The Options previously had expiration dates ranging from 2018 to 2020. No other terms of the Options were modified. As a result of this modification, 2degrees recognized approximately $0.7 million of additional equity-based compensation expense, included within General and administrative expenses in accordance with the guidance for modifications of equity awards within Accounting Standards Codification 718 “Stock Compensation”.

The following table provides the outstanding Options as of December 31, 2018 and the changes in the period:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual Term	Intrinsic
	Options	Price per Unit	(in years)	Value

Outstanding at December 31, 2017	24,420,000	$1.38
Granted	3,525,000	1.90
Forfeited	(1,040,000)	1.55
Redeemed	(430,000)	0.97
Outstanding at December 31, 2018	26,475,000	$1.45	3.1	$4,072
Exercisable at December 31, 2018	23,806,666	$1.39	2.9	$4,883

The weighted-average grant date fair value of Options granted during the years 2018 and 2016 were $0.24 and $0.39, respectively. There were no Options granted during the year ended December 31, 2017. The total intrinsic value of Options redeemed or exercised during the years ended December 31, 2018, 2017 and 2016 was $0.2 million, $3.2 million and $1.2 million, respectively.

Total equity-based compensation under the 2degrees Option plans, net of forfeitures, of $2.1 million, $0.8 million and $2.7 million was recognized in General and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2018, 2017 and 2016, respectively.

As of December 31, 2018, the Company had total unrecognized compensation costs related to the 2degrees Option plans of $0.3 million. The Company expects to recognize this cost over a weighted-average period of 0.6 years.

NOTE 11 – MEZZANINE EQUITY

Prior to the Arrangement, three holders of Trilogy LLC’s then Class A Units (“Former Class A Unit Holders”) with a combined unit holding of 73,590 units were granted additional rights with respect to their former Class A units (“Former Class A Units”) as follows:

  The Former Class A Unit Holders had the right, prior to the occurrence of an initial public offering (“IPO”), to request that Trilogy LLC elect, at Trilogy LLC’s sole discretion, to use commercially reasonable best efforts to effect one of the following transactions within 12 months of the Former Class A Unit Holder’s request: (i) repurchase the Former Class A Unit Holder’s outstanding units at fair market value; (ii) cause an IPO to occur; or (iii) enter into a binding agreement to sell Trilogy LLC.

The Former Class A Unit redemption rights were set forth in the Fifth Amended and Restated LLC Agreement among Trilogy LLC and its members. As of December 31, 2016, the Company recorded these Former Class A Units in the mezzanine section of the balance sheets and not members’ equity (deficit) because the redemption of these units were not exclusively in Trilogy LLC’s control. The Former Class A Unit rights became redeemable based on the following schedule:

Former
Date when redemption right became exercisable	Class A Units
July 30, 2014	48,590
December 24, 2015	25,000
Total redeemable units	73,590

The Former Class A Units included within mezzanine equity were recorded at fair value on the date of issuance and were adjusted to the greater of their carrying amount or redemption value as of December 31, 2016. To give effect to the consummation of the Arrangement on February 7, 2017, the Trilogy LLC Agreement was amended and restated and those rights were eliminated and thus their interest was reclassified from mezzanine equity to equity in the first quarter of 2017.

NOTE 12 – EQUITY

TIP Inc. Capital Structure

TIP Inc.’s authorized share structure consists of two classes of shares, namely Common Shares and one special voting share (the “Special Voting Share”) as follows:

TIP Inc. Common Shares:
TIP Inc. is authorized to issue an unlimited number of Common Shares with no par value. As of December 31, 2018, TIP Inc. had 57,713,836 Common Shares outstanding, reflecting an increase of 3,898,205 Common Shares issued during the year ended December 31, 2018 as a result of Class C Units being redeemed for Common Shares, the issuance of Common Shares in July 2018 for vested RSUs and issuances pursuant to TIP Inc.’s dividend reinvestment plan in May 2018. Holders of Common Shares are entitled to one vote for each share held on matters submitted to a vote of shareholders. Holders of Common Shares and the Special Voting Share, described below, vote together as a single class, except as provided in the Business Corporation Act (British Columbia), by law or by stock exchange rules.

Holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of TIP Inc. (the “TIP Inc. Board”). In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, or any other distribution of assets of TIP Inc. among its shareholders for the purpose of winding up its affairs, the holders of Common Shares shall be entitled to receive the remaining property and assets of TIP Inc. after satisfaction of all liabilities and obligations to creditors of TIP Inc. and after $1.00 Canadian dollar (“C$”) is distributed to the holder of the Special Voting Share.

In connection with the Arrangement Agreement, certain holders of Common Shares entered into lock-up agreements with TIP Inc. (the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, each locked-up shareholder agreed that it would not during specified periods, without the prior written consent of TIP Inc., sell, assign, pledge, dispose of, or transfer any equity securities of TIP Inc. or Trilogy LLC, or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of Common Shares. As of December 31, 2018, 5,748,383 Common Shares were locked-up, pursuant to Lock-Up Agreements, all of which expired on February 7, 2019.

During the year ended December 31, 2018, the lock-up period expired with respect to 5,585,927 Common Shares. During the period from February 7, 2017 through December 31, 2017, the lock-up period expired with respect to 7,605,315 Common Shares. See “Trilogy LLC Capital Structure; Class C Units” below for lock-up periods applicable to Common Shares which may be issued upon redemption of such units.

As of December 31, 2018, TIP Inc. holds a 68.7% economic ownership interest in Trilogy LLC through its wholly owned subsidiary, Trilogy International Partners Intermediate Holdings Inc. (“Trilogy Intermediate Holdings”). The 4.2% increase in TIP Inc.’s economic ownership interest in Trilogy LLC during the year ended December 31, 2018 is primarily attributable to the issuance of Common Shares upon redemption of Class C Units. See Note 20 – Subsequent Events for information regarding Class C Unit redemptions subsequent to December 31, 2018.

Special Voting Share of TIP Inc.:
TIP Inc. has one issued and outstanding Special Voting Share held by a trustee. Holders of Class C Units, as described below, are entitled to exercise voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Class C Unit held. At such time as there are no Class C Units outstanding, the Special Voting Share shall be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

The holder of the Special Voting Share is not entitled to receive dividends. In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, the holder of the Special Voting Share is entitled to receive C$1.00 after satisfaction of all liabilities and obligations to creditors of TIP Inc. but before the distribution of the remaining property and assets of TIP Inc. to the holders of Common Shares.

Warrants:
At December 31, 2018, TIP Inc. had 13,402,685 warrants outstanding. Each warrant entitles the holder to purchase one Common Share at an exercise price of C$11.50, subject to normal anti-dilution adjustments. The warrants expire on February 7, 2022.

As of February 7, 2017, the date of consummation of the Arrangement, TIP Inc.’s issued and outstanding warrants were reclassified from equity to liability, as the warrants are written options that are not indexed to Common Shares. The fair value of the warrants was based on the number of warrants and the closing quoted public market prices of the warrants. The offsetting impact is reflected within Accumulated deficit as a result of the reduction of Additional paid in capital to zero with the allocation of opening equity due to the Arrangement. The warrant liability is recorded in Other current liabilities and accrued expenses on the Consolidated Balance Sheets. The amount of the warrant liability was $0.1 million and $6.6 million as of December 31, 2018 and 2017, respectively. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss in the Consolidated Statements of Operations and Comprehensive Loss. The Company will continue to classify the fair value of the warrants as a liability until the warrants are exercised or expire.

Forfeitable Founders Shares:
At December 31, 2018, the Company had 1,675,336 Common Shares (“Forfeitable Founders Shares”) issued and outstanding that are subject to forfeiture on February 7, 2022, unless the closing price of Common Shares exceeds C$13.00 (as adjusted for stock splits or combinations, stock dividends, reorganizations, or recapitalizations) for any 20 trading days within a 30 day-trading-day period.

Dividend Paid:
In 2018 and 2017, TIP Inc. paid dividends of C$0.02 per Common Share. The dividend paid in 2018 was declared on April 2, 2018 and paid to common shareholders of record as of April 16, 2018. The dividend paid in 2017 was declared on March 21, 2017 and paid to common shareholders of record as of April 28, 2017. Eligible Canadian holders of Common Shares who participated in the Company’s dividend reinvestment plan had the right to acquire additional Common Shares at 95% of the volume-weighted average price of the Common Shares on the Toronto Stock Exchange for the five trading days immediately preceding the dividend payment date, by reinvesting their cash dividends, net of applicable taxes. As a result of shareholder participation in the dividend reinvestment plan, 34,734 and 17,416 Common Shares were issued in 2018 and 2017, respectively. A total cash dividend of $0.7 million and $0.5 million was paid to shareholders that did not participate in the dividend reinvestment plan in 2018 and 2017, respectively, and the cash payment was recorded as financing activities in the Consolidated Statements of Cash Flows for the year ended December 31, 2018 and 2017, respectively.

Concurrently with the issuance of the TIP Inc. dividend, in accordance with the Trilogy LLC Agreement, a dividend in the form of 137,256 and 85,663 additional Class C Units were issued on economically equivalent terms to the holders of Class C Units in 2018 and 2017, respectively.

Trilogy LLC Capital Structure
The equity interests in Trilogy LLC consist of three classes of units (the “Trilogy LLC Units”) as follows:

Class A Units:
The Class A Units possess all the voting rights under the Trilogy LLC Agreement, have nominal economic value and therefore have no rights to participate in the appreciation of the economic value of Trilogy LLC. All of the Class A Units are indirectly held by TIP Inc., through a wholly owned subsidiary, Trilogy International Partners Holdings (US) Inc. (“Trilogy Holdings”). Trilogy Holdings, the managing member of Trilogy LLC, acting through its TIP Inc. appointed directors, has full and complete authority, power and discretion to manage and control the business, affairs, and properties of Trilogy LLC, subject to applicable law and restrictions per the Trilogy LLC Agreement. As of December 31, 2018, there were 157,682,319 Class A Units outstanding.

Class B Units:
TIP Inc. indirectly holds the Class B Units through Trilogy Intermediate Holdings. The Class B Units represent TIP Inc.’s indirect economic interest in Trilogy LLC under the Trilogy LLC Agreement and are required at all times to be equal to the number of outstanding Common Shares. As of December 31, 2018, there were 57,713,836 Class B Units outstanding, reflecting an increase of 3,898,205 and 9,638,482 Class B Units issued during the year ended December 31, 2018 and the period from February 7, 2017 through December 31, 2017, respectively, as a result of Class C Unit redemptions for Common Shares, the issuance of Common Shares in July 2018 for vested RSUs and issuances pursuant to TIP Inc.’s dividend reinvestment plan in May 2018. The economic interests of the Class B Units are pro rata with the Class C Units.

Class C Units:
The Class C Units are held by persons who were members of Trilogy LLC immediately prior to consummation of the Arrangement. The economic interests of the Class C Units are pro rata with the Class B Units. Holders of Class C Units have the right to require Trilogy LLC to redeem any or all Class C Units held by such holder for either Common Shares or a cash amount equal to the fair market value of such Common Shares, the form of consideration to be determined by Trilogy LLC. As of December 31, 2018, all redemptions have been settled in the form of Common Shares. Class C Units have voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Class C Unit held. As of December 31, 2018, there were 26,343,909 Class C Units outstanding, reflecting decreases of 3,320,504 and 9,478,374 Class C Units outstanding in 2018 and 2017, respectively, primarily due to redemptions of Class C Units during these periods. Additionally, there were 144,098 remaining unvested restricted Class C Units as of December 31, 2018, which were granted to an employee on December 31, 2016. These restricted Class C Units vest over a four year period, with one-fourth of the award vesting on the day following each anniversary date of the award based on the employee’s continued service. There are no voting rights or right to receive distributions prior to vesting for these unvested Class C Units.

As of December 31, 2018, 8,677,753 Class C Units were locked-up, pursuant to Lock-Up Agreements, which expired on February 7, 2019. During the year ended December 31, 2018, the lock-up period expired with respect to 8,697,835 Class C Units. During this period, locked-up Class C Units expiring on February 7, 2019 increased by 40,480 units, due to the issuance of Class C Units in May 2018 pursuant to TIP Inc.’s dividend reinvestment plan to holders whose Class C Units were subject to Lock-Up Agreements. During the period from February 7, 2017 through December 31, 2017, the lock-up period expired with respect to 22,004,964 Trilogy LLC Class C Units. During the period from February 7, 2017 through December 31, 2017, locked-up C Units increased by 111,622, due to the private acquisition of Trilogy LLC Class C Units by a holder whose Class C Units were subject to a Lock-Up Agreement.

NOTE 13 – EARNINGS PER SHARE

Basic and diluted earnings per share are computed using the two-class method, which is an earnings allocation method that determines earnings per share for Common Shares and participating securities. The undistributed earnings are allocated between Common Shares and participating securities as if all earnings had been distributed during the period. Participating securities and Common Shares have equal rights to undistributed earnings. Basic earnings per share is calculated by dividing net earnings, less earnings available to participating securities, by the basic weighted average Common Shares outstanding. Diluted earnings per share is calculated by dividing attributable net earnings by the weighted average number of Common Shares plus the effect of potential dilutive Common Shares outstanding during the period. In calculating diluted net loss per share, the numerator and denominator are adjusted, if dilutive, for the change in fair value of the warrant liability and the number of potentially dilutive Common Shares assumed to be outstanding during the period using the treasury stock method. No adjustments are made when the warrants are out of the money.

For the year ended December 31, 2018 and for the period from February 7, 2017 to December 31, 2017, the warrants were out of the money and no adjustment was made to exclude the gain recognized by TIP Inc. for the change in fair value of the warrant liability. A gain of $6.4 million and $9.1 million resulted from the change in fair value of the warrant liability for the year ended December 31, 2018 and period from February 7, 2017 through December 31, 2017, respectively. These gains reduced the net loss attributable to TIP Inc. along with the resulting basic loss per share and, therefore, resulted in the Class C Units being dilutive when included as if redeemed.

The components of basic and diluted earnings per share were as follows:

		Period February 7, 2017
	Year Ended December	through December 31,
	31, 2018	2017
(in thousands, except per share amounts)

Basic EPS:

Numerator:

Net loss attributable to TIP Inc.	$(20,205)	$(15,337)

Denominator:

Basic weighted average Common Shares outstanding	53,678,914	44,692,369

Net loss per share:

Basic	$(0.38)	$(0.34)

Diluted EPS:

Numerator:

Net loss attributable to TIP Inc.	$(20,205)	$(15,337)

Add back: Net loss attributable to Class C Units – Redeemable for Common Shares	(11,996)	(18,444)

Net loss attributable to TIP Inc. and Class C Units	$(32,201)	$(33,781)

Denominator:

Basic weighted average Common Shares outstanding	53,678,914	44,692,369

Effect of dilutive securities:

Weighted average Class C Units – Redeemable for Common Shares	28,514,587	37,058,289

Diluted weighted average Common Shares outstanding	82,193,501	81,750,658

Net loss per share:

Diluted	$(0.39)	$(0.41)

The following table indicates the weighted average dilutive effect of Common Shares that may be issued in the future. These Common Shares were not included in the computation of diluted earnings per share for the year ended December 31, 2018 and the period from February 7, 2017 through December 31, 2017 because the effect was either anti-dilutive or the conditions for vesting were not met:

	Year Ended December 31,	Period February 7, 2017
	2018	through December 31, 2017

Warrants	13,402,685	13,402,685

Forfeitable shares	1,675,336	1,675,336

Unvested restricted share units	1,674,684	704,360

Unvested Class C Units	144,098	192,130

Common Shares excluded from calculation of diluted net loss per share	16,896,803	15,974,511

NOTE 14 – ACCUMULATED OTHER COMPREHENSIVE INCOME

A summary of the components of Accumulated other comprehensive income (“AOCI”) is presented below:

			Unrealized
		Cumulative	Gains and
		Foreign	Losses on
		Currency	Derivatives and
		Translation	Short-term
	Total	Adjustment	Investments

December 31, 2016	$6,151	$6,269	$(118)
Other comprehensive loss	(211)	(211)	-
Amounts reclassified from AOCI	119	-	119
Net current period other comprehensive (loss) income	(92)	(211)	119

December 31, 2017	$6,059	$6,058	$1
Other comprehensive loss before reclassifications	(2,629)	(2,629)	-
Unrealized net loss related to short-term investments	(2)	-	(2)
Net current period other comprehensive loss	(2,631)	(2,629)	(2)

December 31, 2018	$3,428	$3,429	$(1)

NOTE 15 – NONCONTROLLING INTERESTS IN CONSOLIDATED SUBSIDIARIES

Noncontrolling interests represent the equity ownership interests in consolidated subsidiaries not owned by the Company. Noncontrolling interests are adjusted for contributions, distributions, and income and loss attributable to the noncontrolling interest partners of the consolidated entities. Income and losses are allocated to the noncontrolling interests based on the respective governing documents.

There are noncontrolling interests in certain of the Company’s consolidated subsidiaries. The noncontrolling interests are summarized as follows:

	As of December 31, 2018	As of December 31, 2017
2degrees	$20,426	$22,321
NuevaTel	51,165	55,028
Trilogy International Partners LLC	(32,874)	(23,340)
Salamanca Solutions International LLC	(738)	(619)
Noncontrolling interests	$37,979	$53,390

As a result of the consummation of the Arrangement, there are noncontrolling interests in Trilogy LLC presented in the table above for the period beginning February 7, 2017. See Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies.

In July 2016, 2degrees and the Company completed a purchase of the equity interests held individually or through related parties by a minority shareholder in 2degrees. The minority shareholder held ordinary shares, convertible notes and vested employee partly paid options, all of which were purchased for cash, in part by 2degrees and in part by the Company. 2degrees funded its redemption of equity interests from the minority shareholder by issuing new shares, which were purchased by the Company. The Company paid a total of $4.5 million for the equity interests it purchased directly from the minority shareholder, the newly issued shares it acquired from 2degrees and the convertible notes it purchased from the minority shareholder. The amount of cash paid to acquire such equity interest in 2degrees in excess of the fair value of the related equity interest was $1.0 million, which amount was recorded and expensed in the period incurred. As a result of these transactions, the Company’s ownership percentage in 2degrees increased from 62.5% to 62.9% .

Supplemental Cash Flow Disclosure:

During the year ended December 31, 2018, NuevaTel declared and paid dividends to a noncontrolling interest of $6.8 million. The dividends were recorded as a financing activity in the Consolidated Statements of Cash Flows for the year ended December 31, 2018.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Leases:

Estimated future minimum lease payments, utilizing current exchange rates at December 31, 2018, over the estimated lease terms are summarized below:

Years Ending December 31,
2019	$19,615
2020	18,928
2021	18,222
2022	15,674
2023	13,865
Thereafter	65,111

Total	$151,415

The estimated future minimum lease payments summarized above exclude any future minimum lease payments in connection with the NuevaTel Tower Sale and Lease Back Transaction which was entered into during February 2019. See Note 20 – Subsequent Events for additional information.

Aggregate rental expense for all operating leases was $22.1 million, $21.1 million and $19.6 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Commitments:
New Zealand:

Huawei
As of December 31, 2018, 2degrees has outstanding commitments with Huawei through 2022 for technical support and spare parts maintenance, software upgrades, products, professional services, other equipment and services in the aggregate amount of $47.0 million, based on the exchange rate at December 31, 2018. A portion of this total commitment is based upon cell sites on air as of December 31, 2018 and will be updated quarterly to reflect new site additions. This portion of the commitment also assumes that in 2020, upon termination of the related agreement, 2degrees will purchase the existing software license from Huawei.

The aggregate amounts of the aforementioned obligations to Huawei outstanding as of December 31, 2018, based on the exchange rate at that date, are as follows:

Years ending December 31,
2019	$20,268
2020	16,716
2021	9,152
2022	814

Total	$46,950

2degrees also has submitted purchase orders to Huawei in the amount of $4.8 million, based on the exchange rate at December 31, 2018, for other equipment and services, which 2degrees expects to be fulfilled during 2019.

Handsets
In October 2016, 2degrees signed a purchase agreement, effective as of August 1, 2016, with a handset manufacturer that requires 2degrees to purchase a minimum number of handsets per quarter for three years (beginning with the third quarter of 2016). 2degrees fulfilled this obligation during the fourth quarter of 2018. As part of the purchase agreement, 2degrees has committed to allocate $1.3 million NZD ($0.9 million based on the exchange rate at December 31, 2018) of its advertising budget per contract year to related marketing.

2degrees also has submitted purchase orders to a handset manufacturer in the amount of $0.7 million, based on the exchange rate at December 31, 2017, for handsets, which 2degrees expects to be fulfilled during 2019.

Rural Broadband Infrastructure
In August 2017, the New Zealand government signed an agreement with the New Zealand telecommunications carriers’ joint venture group to fund a portion of the country’s rural broadband infrastructure project (the “RBI2 Agreement”). As of December 31, 2018, 2degrees’ estimated outstanding obligation for investments under this agreement was approximately $12.3 million, based on the exchange rate at that date. This amount does not include potential operating expenses or capital expenditure upgrades associated with this agreement.

The aggregate annual amounts of the aforementioned estimated obligations outstanding for investments under the RBI2 Agreement as of December 31, 2018, based on the exchange rate at that date, are as follows:

Years ending December 31,
2019	$2,572
2020	5,816
2021	2,796
2022	1,119

Total	$12,303

Spectrum Licenses
On November 28, 2011, 2degrees accepted an offer from the New Zealand Ministry of Economic Development to renew its 800/900 MHz spectrum licenses effective November 25, 2022 through November 28, 2031. The price will be calculated at the time payment is due in 2022 based on changes to the Consumer Price Index and other variables, but will not exceed $9.0 million, based on the exchange rate at December 31, 2018.

Other
As of December 31, 2018, 2degrees had purchase commitments through 2021 of $9.5 million with various vendors to acquire hardware and software related to ongoing network and Information Technology (“IT”) projects, as well as for IT support services, IT development, retail store fit-outs, broadband capacity payments and advertising and marketing costs. None of these commitments is significant individually.

Bolivia:

In December 2016, NuevaTel signed an agreement with Telefónica Celular de Bolivia S.A. (“Telecel”) pursuant to which Telecel provides NuevaTel an Indefeasible Right to Use of its existing and future capacity to transport national telecommunications data. This purchase commitment expires in 2031. As of December 31, 2018, the minimum purchase commitment with Telecel was $20.5 million, as follows:

Years ending December 31,
2019	$1,577
2020	1,577
2021	1,577
2022	1,577
2023	1,577
Thereafter	12,616

Total	$20,501

NuevaTel also has purchase commitments through 2027 of $24.1 million with various vendors to acquire telecommunications equipment, support services, inventory and advertising which are not significant individually.

The Bolivian regulatory authority, the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (“ATT”) has conditioned the 4G license awarded to NuevaTel on meeting service deployment standards, requiring that the availability of 4G service expand over a 96-month period from urban to rural areas. NuevaTel has met its 4G launch commitments thus far and is required to build LTE sites in all of the 339 municipalities of Bolivia by May 2022. NuevaTel expects to meet this requirement and anticipates that deployment costs will increase as it penetrates less densely populated regions.

Contingencies:
General:

The financial statements reflect certain assumptions based on telecommunications laws, regulations and customary practices currently in effect in the countries in which the Company’s subsidiaries operate. These laws and regulations can have a significant influence on the Company’s results of operations and are subject to change by the responsible governmental agencies. The Company assesses the impact of significant changes in laws, regulations and political stability on a regular basis and updates the assumptions and estimates used to prepare its financial statements when deemed necessary. However, the Company cannot predict what future laws and regulations might be passed or what other events might occur that could have a material effect on its investments or results of operations. In particular, Bolivia has experienced, or may experience, political and social instability.

In addition to issues specifically discussed elsewhere in this Note to our Consolidated Financial Statements, the Company is a party to various lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. Management believes that although the outcomes of these proceedings are uncertain, any liability ultimately arising from these actions should not have a material adverse impact on the Company’s financial condition, results of operations, or cash flows. The Company has accrued for any material contingencies where the Company’s management believes the loss is probable and estimable.

Bolivian Regulatory Matters:

Under the Bolivian Telecommunications Law, carriers must negotiate new licenses (to replace their existing concessions) with the Bolivian government. Both the law and the Bolivian constitution specify that carriers’ vested rights under their existing concessions will be preserved; however, the Company cannot guarantee that these protections will be respected by the Bolivian government. The ATT migrated the original concessions of Entel and Tigo, wireless competitors to NuevaTel, to new licenses in 2015 in conjunction with renewing their original concessions that were due to expire. In January 2019, NuevaTel received resolutions authorizing a migration to a new comprehensive license with terms similar to those in the Entel and Tigo licenses. NuevaTel signed the new license agreement in February 2019. The agreement governs (but does not replace) NuevaTel’s existing spectrum grants and its concessions to provide mobile voice services and data services. NuevaTel’s initial 1900 MHz spectrum grant and its mobile and data services concessions are due to be renewed on November 25, 2019. The Company expects, but cannot guarantee, that this spectrum grant and the service concessions will be renewed at that time. NuevaTel anticipates that the government will not assess a charge for the renewal of the service concessions. The ATT has not yet specified a price for the renewal of the 1900 MHz spectrum grant. However, based on the fee paid by Tigo in connection with its 2015 spectrum grant renewal, NuevaTel estimates that it will be required to pay approximately $25 million for its 1900 MHz spectrum renewal in the fourth quarter of 2019. The payment is expected to be funded with cash resources from a combination of NuevaTel’s operating cash flows, changes in the timing of property and equipment purchases and from the proceeds of the sale and leaseback of certain NuevaTel network towers.

NuevaTel’s network has experienced several network outages affecting voice and 3G and 4G data services both locally and nationally over the past several years, and outages continue to occur from time to time due to a variety of causes; some of these outages relate to equipment failures or malfunctions within NuevaTel’s network and some outages are the result of failures or service interruptions on communications facilities (e.g. fiber optics lines) leased by NuevaTel from other carriers. NuevaTel has voluntarily compensated the customers affected by several of these outages. As to most of these outages, the ATT is investigating if the outages were unforeseen or were events that could have been avoided by NuevaTel, and, if avoidable, whether penalties should be imposed. The ATT investigated an August 2015 outage (in the town of San José de Chiquitos) and imposed a fine of $4.5 million against NuevaTel in 2016. NuevaTel appealed the ATT’s decision on the basis that the interruption was attributable to a force majeure event. The fine was rescinded by the ATT and then reimposed on different grounds. In June 2017, the Ministry of Public Works, Services and Housing (the “Ministry”) vacated the fine, but allowed the ATT to reinstate the penalty provided it could establish that NuevaTel was responsible for the service interruption. The ATT has reinstated the penalty, although it has noted in its findings that the outage was a force majeure event, and NuevaTel filed another appeal to the Ministry. In September 2018, the Ministry notified NuevaTel that it rejected the appeal and that NuevaTel would be required to pay the $4.5 million fine plus interest. NuevaTel accrued $4.5 million in the third quarter of 2018 within Other non-current liabilities as presented in the Consolidated Balance Sheet as of December 31, 2018 and recorded the expense in Other, Net in the Consolidated Statements of Operations and Comprehensive Loss for the year then ended. NuevaTel continues to contest the matter vigorously and has appealed the Ministry’s decision to the Supreme Tribunal of Justice.

In April 2013, the ATT notified NuevaTel that it proposed to assess a fine of $2.2 million against NuevaTel for delays in making repairs to public telephone equipment in several Bolivian cities in 2010. NuevaTel accrued the full amount of the fine plus interest of approximately $0.1 million but also filed an appeal with the Supreme Tribunal of Justice in regard to the manner in which the fine was calculated. In December 2017, the court rescinded the fine on procedural grounds but permitted the ATT to impose a new fine. If the ATT does so, NuevaTel will have the right to discharge the fine by paying half of the stated amount of the penalty on condition that NuevaTel foregoes any right of appeal. NuevaTel has not decided what action it may take in such event.

In 2012, NuevaTel launched a customer loyalty program known as “Fidepuntos” that granted points for service consumption and tenure. Beginning in January 2018, the Fidepuntos program came under the jurisdiction and regulation of the Bolivian gaming authority, the Autoridad de Fiscalizacion del Juego (“AJ”). NuevaTel elected to discontinue its Fidepuntos program in February 2018 and subsequently launched a short-term loyalty program that retired all outstanding redemption obligations associated with the discontinued Fidepuntos program at a cost that did not exceed $1.0 million. The AJ approved the short-term program and did not object to the discontinuation of the Fidepuntos program. As of December 31, 2018, there was no remaining liability related to the Fidepuntos program as the program ended with all obligations satisfied during the third quarter of 2018. The Fidepuntos program liability was reduced by $4.8 million during the year ended December 31, 2018, in connection with satisfying remaining obligations and reversing expenses that were previously recognized but not incurred due to the completion of the program and satisfaction of outstanding obligations.

NOTE 17 – INCOME TAXES

For financial reporting purposes, (loss) income from continuing operations before income taxes includes the following components:

	Years Ended December 31,
	2018	2017	2016

Canada	$5,934	$8,602	$-
United States	(42,461)	(65,071)	(66,384)
Foreign	9,686	34,592	33,461
Loss from continuing operations before income taxes	$(26,841)	$(21,877)	$(32,923)

Income tax expense includes income and withholding taxes incurred in the following jurisdictions:

	Years Ended December 31,
	2018	2017	2016
Current:
Canada	$-	$-	$-
United States	350	-	430
Foreign	7,148	7,652	11,162
	7,498	7,652	11,592
Deferred:
Canada	$-	$-	$-
United States	-	-	-
Foreign	(2,609)	529	(3,950)
	(2,609)	529	(3,950)
Total income tax expense	$4,889	$8,181	$7,642

TIP Inc.’s portion of taxable income or loss is subject to corporate taxation in both the U.S. and Canada as a result of the structure of the Arrangement. The federal statutory rates applicable for the U.S. and Canada for the year ended December 31, 2018 are 21% and 25%, respectively. The Company has historically incurred taxable losses which have resulted in Net Operating Loss (“NOL”) carryforwards that may be used by the Company to offset future income taxable in the U.S. and Canada. The portion of the Company’s taxable income or loss attributable to the noncontrolling interests of Trilogy LLC is taxed directly to such members. Consequently, no provision for income taxes, other than minimal withholding taxes, has been included in the financial statements related to this portion of taxable income. The Company’s subsidiaries file income tax returns in their respective countries. The statutory tax rates for 2degrees and NuevaTel for the year ended December 31, 2018 are 28% and 25%, respectively.

Tax Legislation

On December 22, 2017, H.R. 1, commonly known as the Tax Cuts and Jobs Act (the "Tax Act"), was enacted in the U.S. The Tax Act contains significant changes to corporate taxation, including the implementation of a one-time tax on unremitted foreign earnings and the reduction of the U.S. corporate tax rate from 35% to 21%.

Given the significance of the legislation, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 118 (SAB 118), which allows registrants to initially record provisional amounts and adjust these amounts during the measurement period not to exceed one year from the enactment date. During the measurement period, impacts of the law are expected to be recorded at the time a reasonable estimate for all or a portion of the effects can be made, and provisional amounts can be recognized and adjusted as information becomes available, prepared or analyzed.

SAB 118 provides guidance for accounting for and disclosing: (1) the effects of the change in tax law for which accounting is complete; (2) provisional amounts (or adjustments to provisional amounts) for the effects of the tax law where accounting is not complete, but that a reasonable estimate has been determined; and (3) items for which a reasonable estimate cannot yet be made and therefore taxes are reflected in accordance with law prior to the enactment of the Tax Act.

Due to the interplay between the Arrangement and the implications of the one-time tax on unremitted earnings, the Company evaluated the impact on its income tax liability associated with this provision of the new law as it relates to the use of certain foreign tax credits. Specifically, the foreign tax credits were evaluated to determine if they were limited for use as an offset to the one-time tax on unremitted earnings related to NuevaTel. The foreign tax credits have historically been subject to a full valuation allowance as there had been no assurance of their realization and use prior to the passing of the Tax Act. The Company completed its analysis and calculations during the third quarter of 2018. No material adjustments were required to the Company’s net current and deferred tax accounts as a result of this analysis, and there was no material liability associated with the one-time tax on unremitted earnings due to the ability to use the foreign tax credit carryovers. All other impacts of the Tax Act were immaterial for the year ended December 31, 2018 due to the full valuation allowance on U.S. deferred tax assets and the nature and amount of foreign earnings for the period. The reconciliation between income tax expense from continuing operations and the income tax expense that results from applying the Canadian federal statutory rate of 25% to consolidated pre-tax earnings is as follows:

	Years Ended December 31,
	2018	2017	2016

Income tax expense (benefit) at Canadian federal rate	$(6,710)	$(5,469)	$(8,231)
Earnings attributable to non-tax paying entities	3,815	8,597	17,261
Foreign rate differential	714	(1,996)	160
Change in valuation allowance	19,398	(21,586)	(4,845)
Effect of intercompany asset transfer	(23,484)	25,987	-
Impact of tax law changes	7,237	5,068	-
Foreign withholding tax incurred	2,259	692	2,681
Withholding taxes on unrepatriated foreign earnings	(1,212)	2,215	(38)
Inflation adjustment	(2,235)	(1,333)	(1,655)
Permanent adjustments	503	(3,001)	2,707
Foreign exchange translation	2,668	(1,464)	(627)
Other - net	1,936	471	229

Total	$4,889	$8,181	$7,642

The components of deferred tax assets and liabilities are as follows:

	December 31, 2018	December 31, 2017
Intangible assets	$10,100	$11,833
Fixed assets	20,445	2,614
Bad debt allowance	4,471	4,250
NOL and foreign tax credit carryforwards	24,759	32,501
Accrued liabilities	8,317	6,141
Inventory valuation	763	1,247
Excess business interest expense	4,625	-
Equity based compensation	2,885	-
Transaction costs	1,364	1,994
Other	4,211	2,851
Subtotal	$81,940	$63,431
Less: valuation allowance	(70,279)	(50,881)

Total net deferred tax assets	$11,661	$12,550

Fixed assets	(915)	(2,853)
Withholding taxes on unrepatriated foreign earnings	(11,439)	(13,017)
Total deferred tax liabilities	$(12,354)	$(15,870)
Net deferred tax liability	$(693)	$(3,320)

As of December 31, 2018, the Company had NOL carryforwards related to our operations in New Zealand of approximately $53 million. Such tax losses carry forward indefinitely provided that 2degrees shareholder continuity requirements are met. The Arrangement completed on February 7, 2017 resulted in a recapitalization of the Trilogy LLC’s members’ units.

Additionally, as discussed in Note 12 – Equity and Note 20 – Subsequent Events, certain Trilogy LLC Class C Units were redeemed for Common Shares through December 31, 2018 and additional redemptions occurred subsequent to the year end and through the date of issuance of these financial statements. The impact of the redemptions through December 31, 2018 did not materially impact continuity and did not result in loss of NOL carryforwards. The redemptions subsequent to year end are not expected to materially impact continuity for the remaining NOL carryforwards. Common Shares held by historical equity holders in Trilogy LLC and 2degrees will continue to be assessed in connection with shareholder continuity requirements.

Additionally, as of December 31, 2018, TIP Inc. (and its wholly owned U.S. subsidiary) had NOL carryforwards of $38 million and $7 million in the U.S. and Canada, respectively. The U.S. NOL carryforwards generated prior to December 31, 2017 carry forward for a period of 20 years while the U.S. NOL carryforwards generated after December 31, 2018 carry forward indefinitely. The Canadian NOL carries forward for a period of 20 years. The future utilization of all loss carryforwards are contingent upon certain shareholder continuity and other requirements being met. As of December 31, 2018, these NOL carryforwards continue to be retained.

Management assesses the need for a valuation allowance in each tax paying component or jurisdiction based upon the available positive and negative evidence to estimate whether sufficient taxable income will exist to permit realization of the deferred tax assets.

On the basis of this evaluation, as of December 31, 2018 valuation allowances of approximately $53 million and $18 million have been recorded for New Zealand and TIP Inc. (and its U.S. corporate subsidiaries), respectively, to recognize only the portion of the deferred tax assets that are more likely than not to be realized. The amount of the Company’s deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carryforwards periods are reduced or increased.

On August 1, 2017, 2degrees transferred its network assets to a wholly owned subsidiary and entered into a transaction to separate the 2degrees network assets from the 2degrees retail operations business to allow for flexibility in future operations and strategic business activities. Assets transferred in this network company transaction included network equipment, cell sites, network licenses and spectrum licenses. This intercompany transaction also resulted in a taxable gain that utilized a portion of the existing 2degrees NOL as of the transaction date and resulted in asset values at the new network company that have an increased tax basis. As discussed in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies, the Company adopted an accounting standard that modified the accounting for income tax consequences of intra-entity transfers of assets other than inventory in the first quarter of the year ended December 31, 2018. As a result of this accounting standard adoption and the increase to the tax bases of the assets transferred in the network company transaction, deferred tax assets of approximately $24 million were recorded along with a corresponding full valuation allowance. There was no cumulative adjustment to retained earnings or net impact on the Consolidated Financial Statements due to the full valuation allowance on the recorded deferred tax assets.

We are subject to taxation in Bolivia, New Zealand, the United States and Canada. As of December 31, 2018, the following are the open tax years by jurisdiction:

New Zealand	2013 – 2018
Bolivia	2013 – 2018
United States	2015 – 2018
Canada	2015 – 2018

Supplemental Cash Flow Disclosure:

	Years Ended December 31,
	2018	2017	2016

Income and withholding tax paid	$15,217	$11,628	$19,608

NOTE 18 – SEGMENT INFORMATION

We determine our reportable segments based on the manner in which our Chief Executive Officer, considered to be the chief operating decision maker (“CODM”), regularly reviews our operations and performance. Segment information is prepared on the same basis that our CODM manages the segments, evaluates financial results, allocates resources, and makes key operating decisions.

We operate two reportable segments identified by their geographic regions:

  New Zealand – 2degrees offers wireless voice and data communication services through both prepaid and postpaid payment plans. 2degrees also provides fixed broadband communications services to business and residential customers in New Zealand.

  Bolivia – NuevaTel offers voice and data services, including an array of services delivered via a short message service-based platform, to its mobile customers in Bolivia.

Our CODM evaluates and measures segment performance primarily based on revenues and Adjusted EBITDA. Adjusted EBITDA represents income (loss) from continuing operations before income taxes excluding amounts for (1) interest expense; (2) depreciation, amortization and accretion; (3) equity-based compensation (recorded as a component of General and administrative expenses); (4) loss (gain) on disposal and abandonment of assets; and (5) all other non-operating income and expenses. Adjusted EBITDA is a common measure of operating performance in the capital-intensive telecommunications industry. We believe Adjusted EBITDA is a key measure for internal reporting; it is used by management to evaluate profitability and operating performance of our segments and to allocate resources because it allows us to evaluate performance absent non-operational factors that affect net income (loss). The presentation of Adjusted EBITDA is not a measure of financial performance under GAAP and should not be considered in isolation or as a substitute for consolidated net income (loss) attributable to the Company, the most closely analogous GAAP measure. Adjusted EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Revenue is attributed to regions based on where services are provided. Segment results do not include any intercompany revenues. The identifiable assets by segment disclosed in this note are those assets specifically identifiable within each segment and include cash and cash equivalents, net property, plant and equipment, goodwill, and other intangible assets. Assets and capital expenditures not identified by reportable segment below are associated with discontinued operations and corporate assets. Corporate assets consist primarily of cash and cash equivalents available for general corporate purposes, investments and assets of the corporate headquarters. Expense and income items excluded from segment earnings are managed at the corporate level. The accounting policies of the reportable segments are the same as those described in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies.

The Company’s largest customer is a New Zealand retail reseller of our wireless devices and accessories and represented approximately 12% of the Company’s consolidated total revenues in 2018 and 11% of the Company’s consolidated total revenues in each of 2017 and 2016. The revenue from this customer is primarily from equipment sales of handsets. No other customer accounted for more than 10% of the Company’s consolidated total revenues for any of the years ended December 31, 2018, 2017 and 2016.

The table below presents financial information for our reportable segments and reconciles total segment Adjusted EBITDA to Loss from continuing operations before income taxes:

	Year ended December 31,
	2018	2017	2016
Revenues
New Zealand	$556,410	$520,042	$488,969
Bolivia	240,941	258,438	275,514
Unallocated Corporate & Eliminations	824	420	565
Total revenues	$798,175	$778,900	$765,048

Adjusted EBITDA
New Zealand	$90,396	$85,307	$80,923
Bolivia	65,531	76,522	81,577

Equity-based compensation	(5,856)	(2,853)	(2,706)
Acquisition and other nonrecurring costs	(4,002)	(5,765)	(4,225)
Depreciation, amortization and accretion	(111,889)	(106,909)	(105,456)
Loss on disposal and abandonment of assets	(1,346)	(682)	(609)
Interest expense	(45,913)	(59,754)	(69,055)
Change in fair value of warrant liability	6,361	9,053	-
Debt modification and extinguishment costs	(4,192)	(6,689)	(3,802)
Other, net	(4,682)	1,329	(1,765)
Unallocated Corporate & Eliminations	(11,249)	(11,436)	(7,805)
Loss from continuing operations before income taxes	$(26,841)	$(21,877)	$(32,923)

Depreciation, amortization and accretion
New Zealand	$66,160	$60,805	$59,436
Bolivia	45,107	45,925	45,981
Unallocated Corporate & Eliminations	622	179	39
Total depreciation, amortization and accretion	$111,889	$106,909	$105,456

Capital expenditures
New Zealand	$53,085	$53,904	$50,874
Bolivia	29,659	37,215	56,342
Unallocated Corporate & Eliminations	180	1,233	564
Total capital expenditures	$82,924	$92,352	$107,780

Total assets
New Zealand	$440,385	$432,932
Bolivia	278,656	292,189
Unallocated Corporate & Eliminations	9,241	35,917
Total assets	$728,282	$761,038

The table below presents total revenues by product or service type for the years ended December 31, 2018, 2017 and 2016:

			Unallocated
			Corporate &
	New Zealand	Bolivia	Eliminations	Total
Year ended December 31, 2018
Wireless service revenues	$265,947	$234,380	$-	$500,327
Wireline service revenues	61,804	-	-	61,804
Equipment sales	217,015	4,595	-	221,610
Non-subscriber ILD and other revenues	11,644	1,966	824	14,434
Total revenues	$556,410	$240,941	$824	$798,175

Year ended December 31, 2017
Wireless service revenues	$274,168	$252,031	$-	$526,199
Wireline service revenues	57,131	-	-	57,131
Equipment sales	175,096	3,740	-	178,836
Non-subscriber ILD and other revenues	13,647	2,667	420	16,734
Total revenues	$520,042	$258,438	$420	$778,900

Year ended December 31, 2016
Wireless service revenues	$259,206	$265,534	$-	$524,740
Wireline service revenues	43,397	-	-	43,397
Equipment sales	173,150	5,622	-	178,772
Non-subscriber ILD and other revenues	13,216	4,358	565	18,139
Total revenues	$488,969	$275,514	$565	$765,048

NOTE 19 – RELATED PARTY TRANSACTIONS

On July 31, 2013, Trilogy LLC entered into an agreement (the “Agreement”) with Salamanca Holding Company (“SHC”), a Delaware limited liability company, and three former Trilogy LLC’s executives. Pursuant to the Agreement, Trilogy LLC transferred to SHC 80% of Trilogy LLC’s interest in its wholly owned subsidiary, Salamanca Solutions International LLC (“SSI”), in exchange for 2,140 Class C Units held by the three individuals. Pursuant to a subsequent agreement among the owners of SHC, Stewart Sherriff, then 2degrees’ interim Chief Executive Officer and now 2degrees’ Chief Executive Officer, transferred his ownership interest to the other two owners of SHC.

Since 2008, SSI has licensed billing and customer relations management intellectual property that it owned, known as Omega (the “Omega IP”), and associated software support and development services, to the Company’s subsidiary in Bolivia, NuevaTel. NuevaTel paid maintenance fees to SSI that covered most of the operating costs of SSI. The Company believes that SHC, as the majority owner of SSI, intends to concentrate on locating new sources of revenue from third party customers for the software services that SSI can provide. Trilogy LLC, through a wholly owned subsidiary, holds an option to acquire the Omega IP at nominal cost if SSI ceases business operations in the future. Trilogy LLC has the right to appoint one of four members of the SSI board of directors and has certain veto rights over significant SSI business decisions. The impact on our consolidated results related to SSI was an increase to net loss by $150 thousand and $382 thousand, and an increase to net income by $42 thousand for the years ended December 31, 2018, 2017 and 2016, respectively.

The Company and its officers have used, and may continue to use, jet airplanes owned by certain of the Trilogy LLC founders. The Company reimburses the Trilogy LLC founders at fair market value and on terms no less favorable to the Company than the Company believes it could obtain in comparable transactions with a third party for the use of these airplanes. For the years ended December 31, 2018, 2017 and 2016, the Company reimbursed the Trilogy LLC founders approximately $23 thousand, $197 thousand and $120 thousand, respectively, for the use of their airplanes.

NOTE 20 – SUBSEQUENT EVENTS

Equity Lock-up Period Expiration
On February 7, 2019, the lock-up period expired for 8,677,753 Trilogy LLC Class C Units, giving each holder of these Units the right to require Trilogy LLC to redeem any or all of such Units for either a number of Common Shares equal to the number of Class C Units to be redeemed, or a cash amount equal to the twenty day trailing weighted average trading price of such Common Shares at such time, with the form of consideration at Trilogy LLC’s discretion. During the period from January 1, 2019 to March 27, 2019 (the date of this filing), there were 78,462 Class C Units redeemed for Common Shares.

The lock-up period also expired for 5,748,383 Common Shares on February 7, 2019.

NuevaTel Tower Sale and Lease Back Transaction:
In February 2019, NuevaTel entered into an agreement to sell approximately 600 of NuevaTel’s towers to a Bolivian subsidiary of Phoenix Tower International (“PTI”) for expected cash proceeds of approximately $100 million. The transaction will close in stages as conditions to close are satisfied for the towers. The initial closing was completed in February 2019 for 400 towers and resulted in cash consideration of approximately $65 million.

The towers subject to the transaction will be leased back to NuevaTel by PTI in connection with a multi-year agreement between the parties which establishes an initial tower lease term of 10 years with certain optional 5-year renewals. The Company will evaluate the transaction in accordance with applicable accounting guidance for evaluating sale and lease back transactions during the first quarter of 2019.